03032564

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Champion Technology Holdings Ltd.

*CURRENT ADDRESS 3/F Kantone Centre,
No. 1 Ning Foo Street
Chai Wan, Hong Kong

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 09 2003
THOMSON FINANCIAL

FILE NO. 82- 3442 FISCAL YEAR 6/30

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 9/28/03

CHAMPION

Champion Technology Holdings Limited

82-3448

Interim Report 2001/2002

Champion Technology Holdings Limited (www.champion**technology**.com) (stock code 092) is the holding company of a communications software group of companies, with subsidiaries specialising in wireless technologies formed in 1930s, and software development established in 1987. Capitalising on its wireless transmission and information software experience, the Group has successfully integrated different communications technologies into a comprehensive range of wireless solutions and services. The Group's current operations span over 50 countries, and include 3 Hong Kong listed companies and a former London listed company.

In recognition of the potential of the digital economy, the Group has in recent years been focusing on a number of fundamental Internet solutions, namely, speed and capacity of access, security and authentication, digital content creation, and e-Commerce. The Group's objective is to build on its global presence, especially in China, to promote e-services.

Champion Technology Holdings Limited has a primary listing on The Stock Exchange of Hong Kong Limited. Its shares are also traded over-the-counter in the United States by means of American Depositary Receipts.

CHAMPION TECHNOLOGY HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

Interim Report
For the six-month period ended 31 December 2001

HIGHLIGHTS

- Turnover was HK$782 million
- Net profit for the period was HK$101 million
- Interim dividend of HK0.0625 cent per share
- Enhanced portfolio of security solutions through continuing technology development and new acquisitions

SUMMARY OF GROUP RESULTS

The unaudited condensed consolidated interim results of Champion Technology Holdings Limited (the "Company") and its subsidiaries (together the "Group") for the six months ended 31 December 2001 (the "Interim Accounts") together with comparative figures for the last corresponding period are as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT FOR THE SIX MONTHS ENDED 31 DECEMBER 2001

	NOTES	**Six months ended 31 December 2001** *HK$'000* **(Unaudited)**	2000 *HK$'000* (Unaudited)
Turnover	2	**782,299**	738,238
Direct operating expenses	3	**(420,109)**	(355,493)
Gross profit		**362,190**	382,745
Other revenue		**8,773**	15,442
Distribution costs		**(19,123)**	(21,822)
General and administrative expenses		**(87,818)**	(66,875)
Depreciation and amortisation	4	**(129,740)**	(103,184)
Research and development		**(2,857)**	(3,716)
Profit from operations		**131,425**	202,590
Finance costs		**(15,272)**	(20,360)
Profit before taxation		**116,153**	182,230
Taxation	5	**(921)**	(1,093)
Profit before minority interests		**115,232**	181,137
Minority interests		**(13,747)**	(22,599)
Net profit for the period		**101,485**	158,538
Dividend	6	**(8,885)**	(7,357)
Earnings per share	7		
– Basic		**0.84 cent**	1.35 cents
– Diluted		**0.84 cent**	1.34 cents

CONDENSED CONSOLIDATED BALANCE SHEET
AT 31 DECEMBER 2001

	NOTES	As at 31 December 2001 HK$'000 (Unaudited)	As at 30 June 2001 HK$'000 (Audited and restated)
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment	*8*	**193,302**	226,185
Systems and networks		**795,886**	669,186
Interest in e-commerce projects		**646,641**	707,574
Interest in telecommunications projects		**286,336**	309,613
Interest in an associate		**46,500**	46,500
Deposits		**634,943**	519,972
Investments in securities		**130,845**	11,560
		2,734,453	2,490,590
Current assets			
Inventories		**56,953**	56,014
Trade and other receivables	*9*	**376,081**	332,352
Taxation recoverable		**1,177**	252
Investments in securities		**2**	2
Deposits, bank balances and cash		**636,641**	565,752
		1,070,854	954,372
Current liabilities			
Trade and other payables	*10*	**125,204**	156,480
Customers' deposits		**35,898**	4,217
Taxation payable		**1,081**	411
Bank borrowings – amount due within one year		**242,062**	248,023
Other borrowings – amount due within one year		**12,981**	6,720
Obligations under finance leases – amount due within one year		**619**	1,503
		417,845	417,354
Net current assets		**653,009**	537,018
Total assets less current liabilities		**3,387,462**	3,027,608

	NOTES	As at 31 December 2001 HK$'000 (Unaudited)	As at 30 June 2001 HK$'000 (Audited and restated)
Minority interests		**273,281**	259,031
Non-current liabilities			
Bank borrowings – amount due after one year		**163,148**	163,217
Other borrowings – amount due after one year		**22,366**	19,991
Obligations under finacnce leases – amount due after one year		**119**	264
Deferred taxation		**37**	37
		185,670	183,509
Net assets		**2,928,511**	2,585,068
CAPITAL AND RESERVES			
Share capital	*11*	**1,421,587**	593,347
Reserves	*12*	**1,506,924**	1,991,721
Shareholders' funds		**2,928,511**	2,585,068

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES FOR THE SIX MONTHS ENDED 31 DECEMBER 2001

	Six months ended 31 December 2001 HK$'000 (Unaudited)	2000 HK$'000 (Unaudited)
Exchange difference arising on translation of operations outside Hong Kong not recognised in the condensed consolidated income statement	**666**	20
Net profit for the period	**101,485**	158,538
Total recognised net gains	**102,151**	158,558
Prior period adjustment arising as a result a change in accounting policy *(Note 1)* – increase in dividend reserve at 1 July 2000		8,828

CONDENSED CONSOLIDATED CASH FLOW STATEMENT FOR THE SIX MONTHS ENDED 31 DECEMBER 2001

	Six months ended 31 December	
	2001	2000
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
Net cash inflow from operating activities	**210,621**	159,908
Net cash outflow from returns on investments and servicing of finance	**(8,602)**	(8,543)
Tax paid	**(1,187)**	(4,448)
Net cash outflow from investing activities	**(251,537)**	(210,203)
Net cash outflow before financing	**(50,705)**	(63,286)
Net cash inflow/(outflow) from financing	**131,112**	(25,549)
Increase/(Decrease) in cash and cash equivalents	**80,407**	(88,835)
Cash and cash equivalents at beginning of the period	**454,426**	541,136
Effect on foreign exchange rate changes	**(1,820)**	966
Cash and cash equivalents at end of the period	**533,013**	453,267
Analysis of the balance of cash and cash equivalents		
Deposits, bank balances and cash	**636,641**	563,468
Bank overdrafts	**(103,628)**	(110,201)
	533,013	453,267

NOTES TO THE CONDENSED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED 31 DECEMBER 2001

1. ACCOUNTING POLICIES

The unaudited condensed consolidated financial statements have been prepared under the historical cost convention.

In the current period, the Group has adopted, for the first time, the following new and revised Statements of Standard Accounting Practice ("SSAP(s)") issued by the Hong Kong Society of Accountants:

SSAP 9 (Revised)	Events after the Balance Sheet Date
SSAP 26	Segment Reporting
SSAP 28	Provisions, Contingent Liabilities and Contingent Assets
SSAP 29	Intangible Assets
SSAP 30	Business Combinations
SSAP 31	Impairment of Assets
SSAP 32	Consolidated Financial Statements and Accounting for Investments in Subsidiaries

In accordance with SSAP 9 (Revised) "Events after the Balance Sheet Date", dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date, but are disclosed in the notes to the financial statements. This change in accounting policy has been applied retrospectively, resulting in prior period adjustment which increases the dividend reserve and decreases the dividend payable as at 1 July 2000 by HK$8,828,000 and as at 1 July 2001 by HK$8,900,000 (note 12).

SSAP 26 is concerned with the presentation and disclosure of financial information. The presentation in the current period's unaudited condensed consolidated financial statements has been modified in order to conform with the requirements of this standard. Comparative amounts have been restated in order to achieve a consistent presentation.

In adopting SSAP No. 30 "Business Combinations", the Group has elected not to restate goodwill (negative goodwill) previously eliminated against (credited to) reserves. Accordingly, goodwill arising on acquisitions prior to 1 July 2001 is held in reserves and will be charged to the income statement at the time of disposal of the relevant subsidiary of associate, or at such time as the goodwill is determined to be impaired. Negative goodwill arising on acquisition prior to 1 July 2001 will be credited to income at the time of disposal of the relevant subsidiary or associate. Goodwill arising on acquisition after 1 July 2001 is capitalised and amortised over its estimated useful life of a maximum period of 20 years. Negative goodwill arising on acquisition after 1 July 2001 is presented as a deduction from assets and will be released to income and based on an analysis of the circumstances from which the balance resulted.

2. SEGMENT INFORMATION

For management purposes, the Group is currently organised into four main operating businesses – General systems products, provision of services and software licensing, leasing of systems products and distribution from investments in telecommunications networks and e-commerce projects. These businesses are the basis on which the Group reports its primary segment information.

Segment information about these businesses is presented below:

Business Segments

Results

	Segment revenue Six months ended 31 December		**Segment result Six months ended 31 December**	
	2001	2000	**2001**	2000
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
	(Unaudited)	(Unaudited)	**(Unaudited)**	(Unaudited)
General systems products	**437,678**	407,325	**48,747**	77,183
Provision of services and software licensing	**236,516**	246,173	**85,102**	92,034
Leasing of systems products	**22,470**	15,480	**(453)**	1,518
Distribution from investments				
– telecommunications networks	**61,510**	69,260	**37,760**	31,855
– e-commerce projects	**24,125**	–	**(39,731)**	–
Consolidated total	**782,299**	738,238	**131,425**	202,590

Other information

	Capital additions Six months ended 31 December		**Depreciation and amortisation Six months ended 31 December**	
	2001	2000	**2001**	2000
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
	(Unaudited)	(Unaudited)	**(Unaudited)**	(Unaudited)
General systems products	**133,553**	8,614	**27,423**	49,388
Provision of services and software licensing	**1,900**	3,767	**21,952**	28,553
Leasing of systems products	**1,849**	1,915	**3,387**	2,072
Distribution from investments				
– telecommunications networks	**23**	111	**14,700**	920
– e-commerce projects	**8**	–	**62,278**	22,251
Consolidated total	**137,333**	14,407	**129,740**	103,184

Balance sheet

	Segments assets		Segment liabilities	
	31 December 2001	30 June 2001	**31 December 2001**	30 June 2001
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
	(Unaudited)	(Audited and restated)	**(Unaudited)**	(Audited and restated)
General systems products	**1,233,893**	1,070,039	**(268,615)**	(259,680)
Provision of services and software licensing	**1,143,080**	1,112,761	**(207,233)**	(245,530)
Leasing of systems products	**69,682**	63,209	**(50,102)**	(41,421)
Distribution from investments				
– telecommunications networks	**339,416**	301,830	**(63,213)**	(48,126)
– e-commerce projects	**1,019,236**	897,123	**(14,352)**	(6,106)
Consolidated total	**3,805,307**	3,444,962	**(603,515)**	(600,863)

Geographical Segments

The following table provides an analysis of the Group's revenue by geographical market, irrespective of the origin of the goods/services:

	Revenue by geographical segment Six months ended 31 December		Profit from operations Six months ended 31 December	
	2001	2000	**2001**	2000
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
	(Unaudited)	(Unaudited)	**(Unaudited)**	(Unaudited)
People's Republic of China, including Hong Kong and Macau	**625,210**	552,698	**110,303**	180,352
Europe	**109,527**	131,025	**1,043**	11,903
Others	**47,562**	54,515	**20,079**	10,335
Consolidated total	**782,299**	738,238	**131,425**	202,590

2. **SEGMENT INFORMATION** – Continued

Geographical Segments – Continued

The following is an analysis of the carrying amount of segment assets, and capital additions to property, plant and equipment, system and networks, interests in e-commerce projects and telecommunications projects, analysed by the geographical market to which the assets generate revenue:

	Carrying amount of segment assets		**Capital additions**	
	31 December 2001	30 June 2001	**31 December 2001**	30 June 2001
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
	(Unaudited)	(Audited and restated)	**(Unaudited)**	(Audited and restated)
People's Republic of China, including Hong Kong and Macau	**3,264,464**	2,894,677	**105,607**	9,386
Europe	**348,158**	342,439	**23,231**	16,454
Others	**192,685**	207,846	**8,495**	1,214
Consolidated total	**3,805,307**	3,444,962	**137,333**	27,054

3. **DIRECT OPERATING EXPENSES**

	Six months ended 31 December	
	2001	2000
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
Cost of inventories recognised in direct operating expenses	**400,528**	325,646

4. **DEPRECIATION AND AMORTISATION**

	Six months ended 31 December	
	2001	2000
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
Amortisation of investments in e-commerce projects	**60,934**	–
Amortisation of investments in telecommunications projects	**23,440**	34,905
Amortisation of systems and networks	**2,725**	127
Depreciation on:		
Owned assets	**41,762**	67,697
Assets under finance leases	**879**	455
	129,740	103,184

5. TAXATION

	Six months ended 31 December	
	2001	2000
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
The charge comprises:		
Hong Kong Profits Tax	**685**	430
Taxation in other jurisdictions	**236**	663
	921	1,093

Hong Kong Profits Tax is calculated at 16% on the estimated assessable profits derived from Hong Kong. Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The low effective tax rate is attributable to the fact that a substantial portion of the Group's profit neither arises in, nor is derived from, Hong Kong and is accordingly not subject to Hong Kong Profits Tax and is not subject to taxation in any other jurisdictions.

6. DIVIDEND

Dividend represents proposed interim dividend in scrip form equivalent to HK0.0625 cent per share (2000: HK0.0625 cent per share after adjustment to take into account of a bonus issue in the proportion of one bonus share for each share on 19 December 2001), with a cash option.

7. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	Six months ended 31 December	
	2001	2000
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
Earnings for the purpose of calculating basic earnings per share	**101,485**	158,538
Adjustment to the share of result of a subsidiary based on dilution of its earnings per share	–	(813)
Earnings for the purpose of calculating diluted earnings per share	**101,485**	157,725

	Number of shares As at 31 December	
	2001	2000
	'000	*'000*
Weighted average number of shares for the purpose of calculating basic earnings per share	**12,079,427**	11,770,807
Potential dilutive shares issuable under the Company's share option scheme and warrants	**3,399**	20,480
Weighted average number of shares for the purpose of calculating diluted earnings per share	**12,082,826**	11,791,287

8. PROPERTY, PLANT AND EQUIPMENT

	HK$'000
Net book value at 1 July 2001	226,185
Currency realignment	2,122
Additions	7,907
Transfer from stock	17
Disposals	(288)
Depreciation	(42,641)
Net book value at 31 December 2001	**193,302**

At 31 December 2001, certain land and buildings of the Group with a net book value of HK$8,070,000 (30 June 2001: HK$7,932,000) were pledged to a bank as security for banking facilities granted to the Group. Loss on disposal of property, plant and equipment of the Group amounted to HK$213,000 for the period.

9. TRADE AND OTHER RECEIVABLES

At 31 December 2001, the balance of trade and other receivables included trade receivables of HK$266,638,000 (30 June 2001: HK$296,259,000). The aging analysis of trade receivables at the reporting date is as follows:

	31 December 2001 *HK$'000* **(Unaudited)**	30 June 2001 *HK$'000* (Audited)
0 – 60 days	**241,070**	268,997
61 – 90 days	**15,471**	10,005
91 – 180 days	**2,360**	14,083
> 180 days	**7,737**	3,174
	266,638	296,259

The Group maintains a well-defined credit policy regarding its trade customers dependent on their credit worthiness, nature of services and products, industry practice and condition of the market with credit period ranging from 30 to 180 days.

10. TRADE AND OTHER PAYABLES

At 31 December 2001, the balance of trade and other payables included trade payables of HK$14,505,000 (30 June 2001: HK$17,922,000). The aging analysis of trade payables at the reporting date is as follows:

	31 December 2001	30 June 2001
	HK$'000	*HK$'000*
	(Unaudited)	(Audited)
0 – 60 days	**6,191**	11,809
61 – 90 days	**3,123**	2,484
91 – 180 days	**5,051**	2,564
> 180 days	**140**	1,065
	14,505	17,922

At 31 December 2001, the balance of trade and other payables included warranty provision of HK$1,520,000, and is analysed as follows:

	HK$'000
At 1 July 2001	1,669
Currency realignment	65
Additional provision	906
Utilisation of provision	(1,120)
At 31 December 2001	**1,520**

The warranty provision represents management best estimate of the Group's liability under 12 month warranties granted on communication equipment, based on past experience of the Group.

11. SHARE CAPITAL

	Number of shares	Amount *HK$'000*
Authorised share capital of HK$0.10 each:		
At 1 July 2001	12,000,000,000	1,200,000
Increase in share capital	18,000,000,000	1,800,000
At 31 December 2001	**30,000,000,000**	**3,000,000**
Issued and fully paid share capital of HK$0.10 each:		
At 1 July 2001	5,933,468,857	593,347
Issue of shares upon bonus issue	6,095,846,970	609,585
Issue of shares as consideration to acquire an investment	1,185,600,000	118,560
Issue of shares upon exercise of warrants	1,000,950,749	100,095
At 31 December 2001	**14,215,866,576**	**1,421,587**

During the period, the following changes in the issued and fully paid share capital of the Company took place:

(a) On 19 December 2001, a total of 6,095,846,970 bonus shares of HK$0.10 each ("Shares") were issued to shareholders of the Company on the register of members on 5 December 2001;

(b) On 20 December 2001, the Company issued 1,185,600,000 shares to Pinkerton Development Limited as consideration for the acquisition of 19% interest in Cumbrian Range Limited; and

(c) 162,378,113 Shares and 838,572,636 Shares were issued at HK$0.211 per Share and HK$0.1055 per Share respectively pursuant to the exercise of subscription rights under the warrants of the Company which expired on 22 December 2001.

All shares issued rank pari passu each other in all respects.

Warrants

On 6 December 2001, the Company announced a bonus issue of new warrants to its shareholders on the register of members on 24 December 2001. A total of 2,843,173,315 units of warrants with subscription rights of approximately HK$335,494,451 were issued on 7 January 2002. Each unit of warrant entitles its holder to subscribe for shares of the Company at an initial subscription price of HK$0.118 per Share, subject to adjustments, from the date of issue thereof until 6 January 2003.

12. RESERVES

	Share premium HK$'000	Dividend reserve HK$'000	Capital redemption reserve HK$'000	Capital reserve HK$'000	Goodwill reserve HK$'000	Translation reserve HK$'000	Accumulated profit HK$'000	Total HK$'000
At 1 July 2000								
– as originally stated	902,693	–	50	–	(387,826)	2,439	1,225,503	1,742,859
– prior period adjustment								
Derecognition of liability								
for final dividend for 2000	–	8,828	–	–	–	–	–	8,828
– as restated	902,693	8,828	50	–	(387,826)	2,439	1,225,503	1,751,687
Premium arising from issue of shares								
– on exercise of warrants	10	–	–	–	–	–	–	10
– on distribution of scrip dividends	3,800	–	–	–	–	–	–	3,800
Exchange difference arising on translation of operations outside Hong Kong	–	–	–	–	–	(141)	–	(141)
Capitalization for bonus issue of shares of a subsidiary	–	–	–	42,198	–	–	(42,198)	-
Net profit for the year	–	–	–	–	–	–	252,579	252,579
Transfer-dividend for the year								
– Interim	–	7,386	–	–	–	–	(7,386)	–
– Final	–	8,900	–	–	–	–	(8,900)	-
Dividend paid	–	(16,214)	–	–	–	–	–	(16,214)
At 30 June 2001, as restated	906,503	8,900	50	42,198	(387,826)	2,298	1,419,598	1,991,721
Premium arising from issue of shares								
– on exercise of warrants	22,637	–	–	–	–	–	–	22,637
– as consideration to acquire an interest in securities	59,280	–	–	–	–	–	–	59,280
Exchange difference arising on translation of operations outside Hong Kong	–	–	–	–	–	666	–	666
Capitalization for bonus issue of shares	(668,864)	–	–	63,297	–	–	(63,297)	(668,865)
Net profit for the period	–	–	–	–	–	–	101,485	101,485
Transfer - dividend for the period	–	8,885	–	–	–	–	(8,885)	–
At 31 December 2001	**319,556**	**17,785**	**50**	**105,495**	**(387,826)**	**2,964**	**1,448,901**	**1,506,924**

13. CAPITAL COMMITMENTS

	31 December 2001 HK$'000 (Unaudited)	30 June 2001 HK$'000 (Audited)
Capital expenditure in respect of investments:		
Contracted for but not provided in the financial statements	–	23,250
Authorised but not contracted for	–	–
	–	23,250
Capital expenditure in respect of property, plant and equipment:		
Contracted for but not provided in the financial statements	132,243	816
Authorised but not contracted for	15,762	26,178
	148,005	26,994
	148,005	50,244

14. OPERATING LEASE COMMITMENTS

The Group had future minimum lease payments payable under non-cancellable operating leases in respect of rented premises and machinery and equipment which fall due at the reporting date as follows:

	31 December 2001		30 June 2001	
	Land and buildings HK$'000 (Unaudited)	Machinery and equipment HK$'000 (Unaudited)	Land and buildings HK$'000 (Audited)	Machinery and equipment HK$'000 (Audited)
Operating leases which expire:				
Within one year	2,661	2,853	3,823	3,576
In the second to fifth years inclusive	2,590	5,560	3,462	4,112
	5,251	8,413	7,285	7,688

15. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to confirm with the current period's presentation.

MANAGEMENT DISCUSSION AND ANALYSIS

The global economic and investment climate was extremely challenging during the period under review. Continuing uncertainties affected customers' budgets for new purchases. Under such circumstances, management stepped up its efforts in keeping stringent cost and credit control, as well as focusing on innovative product development and enhanced services offerings targeted at protecting its margins. Once again, the Group was able to deliver profitable results in tough market conditions.

FINANCIAL RESULTS

The Group's unaudited consolidated turnover for the six months ended 31 December 2001 amounted to HK$782 million (2000: HK$738 million). China market continued to sustain growth, contributing HK$625 million, or 80 per cent of the Group's turnover, compared to HK$553 million or 75 per cent in the last corresponding period. European sales were affected by the economic recession, and turnover accounted for HK$110 million, or 14 per cent of total, compared to HK$131 million or 18 per cent in the previous corresponding period.

Gross profit remained steady at HK$362 million (2000: HK$383 million). Net profit for the six months ended 31 December 2001 was HK$101 million (2000: HK$159 million), and earnings per share was HK0.84 cent. The lower profitability was in part due to higher operating costs resulting from the deferment of customer orders subsequent to the September incident in the US.

Compared to the prior six-month period, the Group's profitability trend continued with a slight increase of about 8 per cent (Net Profit for the six months ended 30 June 2001: HK$94 million). The results of both consecutive periods reflected in part an increase of amortisation of the Group's e-commerce capital assets, which was not yet matched by corresponding revenue growth, as is common for new businesses in their initial phase of revenue generation. Yet the quality of the Group's e-commerce investments remained high, and some of these were quick to evolve into revenue-generating clicks-and-mortar businesses that integrate smoothly in synchronization with its core activities.

REVIEW OF OPERATIONS

During the period under review, the Group continued to strengthen its software capabilities. It also made a number of corporate moves targeted at expanding its product offerings and technology base, with a focus on secure communications and high value-added systems. In the wake of the terrorist attacks in New York, there has been a surge in demand for tightened security and defense quality radio systems by the public as well as the private sectors across the board. A summary of the key developments during the period is provided below:

Command and Control Communications

A new unit to pursue Command and Control Communications (CCC) opportunities in China, Hong Kong, and Asia Pacific markets has been set up. CCC is commonly used for dispatch, logistics control and command transmission, and is vital for the effective and efficient operation of organic units in government and private enterprises such as police, fire and emergency services, as well as industrial and commercial enterprises like fleet control and personnel dispatch in transportation, public utilities and service industries. Several projects in the region involving public safety organizations have been identified for active pursuit, and the Hong Kong team worked closely with our communications experts from Multitone Electronics of UK.

MuteTone™ Wireless Solutions

MuteTone™ is a cost-effective solution for unwanted mobile communications, applying proprietary technology that mutes mobile signals from the base station to the phones themselves within a confined and controlled area. The Group is the first to develop and market such products on a global scale. MuteTone™ solution comprises several different signal muting systems catered to the specific regulatory and cultural requirements of the local market, and it has been designed so that it will not interfere with any other communications or electronic equipment inside or outside the affected area, making it safe to use in almost any working environment.

The launch has coincided with increasing global demand for security products and has attracted great interest from many prospective customers both in the public and private sectors. The Group is finalizing distributorship agreements in several major markets.

Alongside the launch of MuteTone™, the Group also acquired an interest in a wireless solutions company which owns significant IP (intellectual property) rights in advanced signal detection and jamming technologies, covering such products and trademarks as SignalJammer™, StopMobile™, and FrequencyBlocker™. This acquisition further enhanced the Group's portfolio of security solutions.

G-SIGMA™ (Global Security Intelligent Generation Monitoring Appliances) – PeepTone™ Monitoring Solutions

PeepTone™ is a rich-featured real-time digital video monitoring and recording solution specially designed for remote management and security applications, seamlessly combining video multiplexing, digital recording, motion detection, and motion tracking. PeepTone™ system compresses and transmits high-resolution video signals through various communications channels, including ISDN (Integrated Services Digital Network), PSTN (Public Switched Telephone Network), Mobile network, LAN (Local Area Network), and the Internet. Each module of PeepTone™ can be integrated with password authentication, smart card, and biometrics technology for multiple users for high degree security, and can be connected up to 16 surveillance cameras, which can be monitored over one or multiple display units. The Group is marketing the product on a global scale.

DIGITALHONGKONG.COM (Digital HK)

Digital HK has adjusted and repositioned itself to expand its revenue base. Its efforts are already paying off, as evidenced by four consecutive profitable quarters since March 2001.

While Digital HK continues to provide online payment solutions and services through its payment platform, and technical consultation on e-commerce integration, management has decided to broaden its business scope to embrace other prospective revenue-generating activities such as systems development in innovative merchandising and advertising kiosks; security and smart card related opportunities; as well as IT consulting services.

Kantone Holdings Limited (Kantone)

Kantone continued to realign its product and service mix to target at higher margin business. China business remained on target, and the Group has achieved outstanding results in providing mission critical communications services for the emergency and rescue services sectors in the UK. In addition to an ongoing engagement to test and audit TETRA (Terrestrial Trunk Radio Access) wireless communications systems used by the Police Forces in the UK, Kantone also won several new contracts in the public sector, including a contract to supply emergency communications system for London Fire and Emergency Planning Authority.

With a renewed focus on high-margin communications software customization business, Kantone is developing a suite of mobile data systems that provides vehicle location and Geographical Information System (GIS) technology.

The Group, through its UK subsidiary, Multitone, has commenced negotiation with a leading telecommunications equipment supplier for the transition of nationwide wireless messaging business in the US to the Group. Upon such transition, the Group will assume such supplier's role in the messaging industry as a provider of certain protocol-based devices. The new product lines and expanded customer base will complement Kantone's current distribution of Wireless Integrated Networking (WIN) products in the US, where advanced messaging for enterprise applications is in strong demand and has good growth potential. Management believes that two-way messaging applications using cost-effective bandwidth solutions will open up new opportunities, further reinforcing the Group's leadership position in integrated wireless messaging. Detailed arrangements are being finalised.

PROSPECTS

Recent published data showed that the US economy is picking up. This is expected to spread to other global markets, reviving the growth trend in the longer run. The directors are cautiously optimistic of the Group's future, and that the Group's investment and èxpansion plans will provide future growth and value to its shareholders. In particular, the increasing concern about public safety and personal privacy post 911 incident has resulted in a surge in demand for secure communications and defense quality radio systems by the public as well as the private sectors across the board, giving promise to higher margin business and new opportunities for the Group's comprehensive security solutions.

Looking ahead, China remains the Group's largest market. With closer links between Hong Kong and the Mainland through the proposed CEPA (Closer Economic Partnership Arrangement); China's recent accession to the WTO; and further beyond, Beijing's hosting of the Olympic Games in 2008, the Group is well positioned to seize the exciting and enormous opportunities ahead. The focus will be on Information Technology for the Public (ITTP), which includes the sectors of public safety, public transportation, public utility, and public convenience, the last of which through the applications of smart cards. To this end, co-operation and strategic alliances with industry leaders and international technology partners will continue to be forged.

LIQUIDITY AND FINANCIAL RESOURCES

The Group maintains a net cash position. As at 31 December 2001, the Group had HK$637 million made up of deposits, bank balances and cash. It finances its business activities primarily through cash generated by operations.

The gearing ratio at the period end was 0.15 (30 June 2001: 0.17) which is calculated based on the Group's total borrowings of HK$441 million (30 June 2001: HK$440 million) and shareholders' funds of HK$2,929 million (30 June 2001: HK$2,585 million).

The total borrowings comprise bank borrowings of HK$405 million (30 June 2001: HK$411 million), other borrowings, which represent block discounting loans, of HK$35 million (30 June 2001: HK$27 million) and obligations under finance leases of HK$1 million (30 June 2001: HK$2 million). The bank borrowings are mainly borrowed as the working capital for the Group. The finance costs for the six months ended 31 December 2001 amounted to HK$$15 million (2000: HK$20 million).

The Group has a strong liquidity position. Taking into account its internal resources and available banking facilities, the Group has sufficient financial resources for its working capital requirement. Where market conditions permit, the Group may also consider the use of financial instruments composed of equity and/or debt.

It is the Group's policy to manage the foreign exchange risk directly and not to undertake any speculative derivative trading activities. To mitigate the foreign exchange risk of the Group arising from transactions in the normal course of business, the management endeavours to match foreign currency income with expense. The management also uses appropriate hedging instrument for transactions with high exchange rate risk.

At 31 December 2001, certain land and buildings of the Group with a net book value of approximately HK$8 million (30 June 2001: HK$8 million) were pledged to a bank as security for banking facilities granted to the Group.

Save as disclosed above, the information relating to matters set out in paragraph 32 of Appendix 16 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") has not been changed materially from that disclosed in the annual report of the Company for the year ended 30 June 2001.

INTERIM DIVIDEND

The directors of the Company have declared an interim dividend of HK0.0625 cent per share (2000: HK0.0625 cent per share, after adjustment to take into account of a bonus issue in the proportion of one bonus share for each share on 19 December 2001) to shareholders whose names appear on the register of members of the Company on 23 April 2002 to be satisfied by allotment of new shares, credited as fully paid, by way of scrip dividend, with an alternative to the shareholders to elect to receive such dividend (or part thereof) in cash in lieu of such allotment (the "scrip dividend scheme").

The scrip dividend scheme will be subject to the Listing Committee of the Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting a listing of and permission to deal in the shares to be issued pursuant thereto. A circular setting out the details of the scrip dividend scheme and the basis of allotment together with a form of election will be sent to the shareholders of the Company as soon as practicable.

It is expected the certificates for the new shares and dividend warrants will be despatched to those entitled thereto on or before 14 June 2002.

CLOSURE OF REGISTER OF MEMBERS

In order to determine entitlement to the interim dividend and the scrip dividend scheme, the register of members of the Company will be closed from 17 April 2002 to 23 April 2002, both days inclusive, during which period no transfer of shares of the Company will be effected. All transfers, accompanied by the relevant share certificates, and in the case of warrantholders, all duly completed subscription forms accompanied by the relevant warrant certificates and the appropriate subscription monies, must be lodged with the Company's Hong Kong Share Registrars, Secretaries Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong by no later than 4:00p.m. on 16 April 2002.

HUMAN RESOURCES

As at 31 December 2001, the Group directly employed approximately 490 full time employees. The Group remunerates its employees based on their performance, experience and prevailing industry practices. The Group has also established a share option scheme for its staff.

DIRECTORS' INTERESTS IN SECURITIES

As at 31 December 2001, the interests of the directors and their associates in the securities of the Company and its associated corporations as recorded in the register maintained under Section 29 of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") were as follows:

Name	**Number of securities**
Securities of the Company	
Paul KAN Man Lok *(Note 1)*	5,218,064,060 shares
Securities of Kantone	
Paul KAN Man Lok *(Note 2)*	1,665,025,122 shares
Securities of Digital HK	
Paul KAN Man Lok *(Note 3)*	119,969,171 shares

Notes:

1. These shares of the Company were owned by Lawnside International Limited ("Lawnside"), which is wholly owned by Lanchester Limited. Lanchester Limited is a company beneficially owned by a discretionary trust, the eligible discretionary objects of which include Paul Kan Man Lok and his family members and staff of the Group. Currently only Paul Kan Man Lok and his family members are discretionary objects of the trust. These are classified as other interests under the Listing Rules.

2. 1,265,940,702 shares of these shares in Kantone were held by the Company and 399,084,420 shares are held by Lawnside. These are classified as other interests under the Listing Rules.

3. 117,300,000 shares of these shares in Digital HK were held by the Company and 2,669,171 shares were held by Lawnside. These are classified as other interests under the Listing Rules.

Save as disclosed above and other than certain nominee shares in subsidiaries held by directors in trust for the Company or its subsidiaries, none of the directors or any of their associates had any interest in the securities of the Company or any of its associated corporations as defined in the SDI Ordinance as at 31 December 2001.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Each of Company, Kantone and Digital HK, has a share option scheme under which options may be granted to the employees, including directors, of such company or any of its subsidiaries to subscribe for shares in Champion, Kantone and Digital HK respectively.

(i) The Company

Details of the share option scheme of the Company are set out in note 29 to the financial statements as referred to in the Company's Annual Report 2001.

As at 31 December 2001, the following Directors held share options granted by the Company which are exercisable on the following terms:

Name	Exercise period	Exercise price per share *HK$*	Number of shares under outstanding options at 30 June 2001 and 31 December 2001
Leo Kan Kin Leung	30 April 1999 to 29 April 2002	0.17328	15,000,000
	8 February 2000 to 7 February 2003	0.4656	1,000,000
Sunny Lai Yat Kwong	30 April 1999 to 29 April 2002	0.17328	15,000,000
	8 February 2000 to 7 February 2003	0.4656	1,000,000

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES – Continued

(ii) Kantone

No option was outstanding as at 31 December 2001.

(iii) Digital HK

No option has been granted by Digital HK to any directors of the Company since its adoption.

Other than the share option schemes described above, at no time during the period was the Company or any of its subsidiaries a party to any arrangement to enable the directors of the Company to acquire benefits by means of acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS

As at 31 December 2001, the register of substantial shareholders maintained under Section 16(1) of the SDI Ordinance showed that, other than the interests of the directors disclosed above under directors' interests in securities, the Company had not been notified of any other interests representing 10% or more of the Company's issued share capital.

AUDIT COMMITTEE

The Audit Committee has reviewed with the management of the Company the accounting principles and practices adopted by the Group and discussed internal controls and financial matters including the review of the unaudited interim accounts for the six months ended 31 December 2001.

CORPORATE GOVERNANCE

The Company has complied throughout the period with those paragraphs of the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the six-month period ended 31 December 2001, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

By Order of the Board
Paul KAN Man Lok
Chairman

Hong Kong, 25 March 2002

冠軍科技集團有限公司

（於開曼群島註冊成立之有限公司）

中期業績報告

截至二零零一年十二月三十一日止六個月

摘要

- 集團營業額為7億8千2百萬港元
- 期內純利為1億1百萬港元
- 中期股息每股0.0625港仙
- 透過持續開發技術及進行新的收購，提升保安解決方案組合

集團業績概要

冠軍科技集團有限公司（「本公司」）及其附屬公司（「本集團」）截至二零零一年十二月三十一日止六個月之未經審核簡明綜合中期業績（「中期賬目」），連同去年同期之比較數字如下：

簡明綜合損益表
截至二零零一年十二月三十一日止六個月

	附註	截至十二月三十一日止六個月 二零零一年 *千港元* （未經審核）	二零零零年 *千港元* （未經審核）
營業額	2	**782,299**	738,238
直接經營支出	3	**(420,109)**	(355,493)
溢利總額		**362,190**	382,745
其他收益		**8,773**	15,442
分銷成本		**(19,123)**	(21,822)
一般及行政支出		**(87,818)**	(66,875)
折舊及攤銷	4	**(129,740)**	(103,184)
研究及開發		**(2,857)**	(3,716)
經營溢利		**131,425**	202,590
財務成本		**(15,272)**	(20,360)
除税前溢利		**116,153**	182,230
税項	5	**(921)**	(1,093)
未計少數股東權益之溢利		**115,232**	181,137
少數股東權益		**(13,747)**	(22,599)
期內純利		**101,485**	158,538
股息	6	**(8,885)**	(7,357)
每股盈利			
一基本	7	**0.84港仙**	1.35港仙
一經攤薄		**0.84港仙**	1.34港仙

簡明綜合資產負債表
二零零一年十二月三十一日

	附註	於二零零一年十二月三十一日 千港元 (未經審核)	於二零零一年六月三十日 千港元 (經審核及經重列)
資產及負債			
非流動資產			
物業、廠房及設備	8	**193,302**	226,185
系統及網絡		**795,886**	669,186
電子商貿項目之權益		**646,641**	707,574
電訊項目之權益		**286,336**	309,613
聯營公司之權益		**46,500**	46,500
按金		**634,943**	519,972
證券投資		**130,845**	11,560
		2,734,453	2,490,590
流動資產			
存貨		**56,953**	56,014
應收貿易及其他賬款	9	**376,081**	332,352
可收回税項		**1,177**	252
證券投資		**2**	2
存款、銀行結存及現金		**636,641**	565,752
		1,070,854	954,372
流動負債			
應付貿易及其他賬款	10	**125,204**	156,480
客戶按金		**35,898**	4,217
應付税項		**1,081**	411
銀行貸款			
－於一年內到期		**242,062**	248,023
其他信貸			
－於一年內到期		**12,981**	6,720
融資租賃下之承擔			
－於一年內到期		**619**	1,503
		417,845	417,354
流動資產淨值		**653,009**	537,018
資產總額減流動負債		**3,387,462**	3,027,608

	附註	於二零零一年十二月三十一日 千港元 (未經審核)	於二零零一年六月三十日 千港元 (經審核及經重列)
少數股東權益		**273,281**	259,031
非流動負債			
銀行借貸－於一年後到期		**163,148**	163,217
其他借貸－於一年後到期		**22,366**	19,991
融資租賃下之承擔－於一年後到期		**119**	264
遞延税項		**37**	37
		185,670	183,509
資產淨值		**2,928,511**	2,585,068
股本及儲備			
股本	*11*	**1,421,587**	593,347
儲備	*12*	**1,506,924**	1,991,721
股東資金		**2,928,511**	2,585,068

簡明綜合已確認損益表
截至二零零一年十二月三十一日止六個月

	截至十二月三十一日止六個月 二零零一年 千港元 (未經審核)	二零零零年 千港元 (未經審核)
因海外業務之幣值換算所產生而尚未於簡明綜合損益表確認之滙兑差額	**666**	20
期內純利	**101,485**	158,538
已確認收益總額	**102,151**	158,558
因更改會計政策而產生之過往期間調整 *(附註1)* －二零零零年七月一日之股息儲備增加		8,828

簡明綜合現金流動表
截至二零零一年十二月三十一日止六個月

	截至十二月三十一日止六個月 二零零一年 千港元 (未經審核)	二零零零年 千港元 (未經審核)
經營業務所得之現金淨額	**210,621**	159,908
投資回報及融資費用所耗現金淨額	**(8,602)**	(8,543)
已付稅項	**(1,187)**	(4,448)
投資活動所耗現金淨額	**(251,537)**	(210,203)
融資前所耗現金淨額	**(50,705)**	(63,286)
融資所得／(所耗)現金淨額	**131,112**	(25,549)
現金及現金等額之增加／(減少)	**80,407**	(88,835)
期初現金及現金等額	**454,426**	541,136
滙率變動之影響	**(1,820)**	966
期末現金及現金等額	**533,013**	453,267
現金及現金等額之分析		
存款、銀行結餘及現金	**636,641**	563,468
銀行透支	**(103,628)**	(110,201)
	533,013	453,267

簡明財政報告附註
截至二零零一年十二月三十一日止六個月

1. 會計政策

未經審核簡明綜合財政報告乃根據歷史成本法編製。

於本期間內，本集團首次採納下列由香港會計師公會頒佈的全新及經修訂會計實務準則（「會計實務準則」）：

會計實務準則第9號（經修訂）	:	資產負債表日後事項
會計實務準則第26號	:	分類報告
會計實務準則第28號	:	撥備、或然負債及或然資產
會計實務準則第29號	:	無形資產
會計實務準則第30號	:	企業合併
會計實務準則第31號	:	資產減值
會計實務準則第32號	:	綜合財務報表及於附屬公司之投資之會計方法

根據會計實務準則第9號（經修訂）「資產負債表日後事項」，於結算日後建議或宣派之股息不再確認為結算日之負債，惟會於財政報告之附註中披露。是項會計政策之變動已追溯使用，導致出現過往期間調整，其使二零零零年七月一日之股息儲備增加及應付股息減少8,828,000港元及二零零一年七月一日之股息儲備增加及應付股息減少8,900,000港元（附註12）。

會計實務準則第26號關乎財務資料之呈列及披露方式。本期間之未經審核簡明綜合財務報告之呈列方法已作修訂，以符合是項準則之規定。比較數字亦已作重列，務求達致呈列方式符合一致。

在採納會計實務準則第30號「企業合併」時，本集團選擇不予重列先前在儲備中對銷（入賬）之商譽（負商譽）。因此，於二零零一年七月一日前進行之收購事項所產生之商譽乃入賬儲備內，並將於出售有關附屬公司或聯營公司時或於商譽被釐定為已減值時在損益表中扣除。於二零零一年七月一日進行之收購事項所產生之負商譽將於收購有關附屬公司或聯營公司時入賬收入。於二零零一年七月一日後進行之收購事項所產生之商譽會化作資本，並於其估計可使用年期內攤銷，惟以20年為限。於二零零一年七月一日後進行之收購事項所產生之負商譽會列作資產減幅及將根據產生有關結餘之情況分析解除至收入。

2. 分類資料

為方便管理，本集團之業務現分為四個主要項目－一般系統產品、提供服務及軟件特許權、租賃系統產品及電訊網絡與電子商貿項目之投資分派。此等業務乃本集團主要分類資料之報告基準。

此等業務之分類資料呈列如下：

按業務劃分

業績

	分類收入 截至十二月三十一日止六個月		分類業績 截至十二月三十一日止六個月	
	二零零一年 *千港元* (未經審核)	二零零零年 *千港元* (未經審核)	二零零一年 *千港元* (未經審核)	二零零零年 *千港元* (未經審核)
一般系統產品	**437,678**	407,325	**48,747**	77,183
提供服務及軟件特許權	**236,516**	246,173	**85,102**	92,034
租賃系統產品	**22,470**	15,480	**(453)**	1,518
投資分派				
－電訊網絡	**61,510**	69,260	**37,760**	31,855
－電子商貿項目	**24,125**	－	**(39,731)**	－
綜合總額	**782,299**	738,238	**131,425**	202,590

其他資料

	資本增加 截至十二月三十一日止六個月		折舊及攤銷 截至十二月三十一日止六個月	
	二零零一年 *千港元* (未經審核)	二零零零年 *千港元* (未經審核)	二零零一年 *千港元* (未經審核)	二零零零年 *千港元* (未經審核)
一般系統產品	**133,553**	8,614	**27,423**	49,388
提供服務及軟件特許權	**1,900**	3,767	**21,952**	28,553
租賃系統產品	**1,849**	1,915	**3,387**	2,072
投資分派				
－電訊網絡	**23**	111	**14,700**	920
－電子商貿項目	**8**	－	**62,278**	22,251
綜合總額	**137,333**	14,407	**129,740**	103,184

資產負債表

	分類資產		分類負債	
	二零零一年十二月三十一日 千港元 (未經審核)	二零零一年六月三十日 千港元 (經審核及經重列)	二零零一年十二月三十一日 千港元 (未經審核)	二零零一年六月三十日 千港元 (經審核及經重列)
一般系統產品	**1,233,893**	1,070,039	**(268,615)**	(259,680)
提供服務及軟件特許權	**1,143,080**	1,112,761	**(207,233)**	(245,530)
租賃系統產品	**69,682**	63,209	**(50,102)**	(41,421)
投資分派				
一電訊網絡	**339,416**	301,830	**(63,213)**	(48,126)
一電子商貿項目	**1,019,236**	897,123	**(14,352)**	(6,106)
綜合總額	**3,805,307**	3,444,962	**(603,515)**	(600,863)

按地區劃分

下表載列本集團按地區市場劃分之收入分析(不論產品／服務之來源地)：

	按地區劃分之收入 截至十二月三十一日止六個月		經營溢利 截至十二月三十一日止六個月	
	二零零一年 千港元 (未經審核)	二零零零年 千港元 (未經審核)	二零零一年 千港元 (未經審核)	二零零零年 千港元 (未經審核)
中華人民共和國，包括香港及澳門	**625,210**	552,698	**110,303**	180,352
歐洲	**109,527**	131,025	**1,043**	11,903
其他	**47,562**	54,515	**20,079**	10,335
綜合總額	**782,299**	738,238	**131,425**	202,590

2. 分類資料－續

按地區劃分－續

下表列載按資產所產生收益之地區劃分之分類資產賬面值及於物業、廠房及設備、系統網絡及電子商貿項目權益及電訊項目權益之資本增加：

	分類資產賬面值		資本增加	
	二零零一年十二月三十一日 千港元 (未經審核)	二零零一年六月三十日 千港元 (經審核及經重列)	二零零一年十二月三十一日 千港元 (未經審核)	二零零一年六月三十日 千港元 (經審核及經重列)
中華人民共和國，包括香港及澳門	**3,264,464**	2,894,677	**105,607**	9,386
歐洲	**348,158**	342,439	**23,231**	16,454
其他	**192,685**	207,846	**8,495**	1,214
綜合總額	**3,805,307**	3,444,962	**137,333**	27,054

3. 直接經營支出

	截至十二月三十一日止六個月	
	二零零一年 千港元 (未經審核)	二零零零年 千港元 (未經審核)
已確認為直接經營成本之存貨支出	**400,528**	325,646

4. 折舊及攤銷

	截至十二月三十一日止六個月	
	二零零一年 千港元 (未經審核)	二零零零年 千港元 (未經審核)
電子商貿項目投資之攤銷	**60,934**	－
電訊項目之攤銷	**23,440**	34,905
系統及網絡之攤銷	**2,725**	127
折舊：		
自置資產	**41,762**	67,697
根據融資租賃持有之資產	**879**	455
	129,740	103,184

5. 稅項

	截至十二月三十一日止六個月	
	二零零一年	二零零零年
	千港元	*千港元*
	(未經審核)	(未經審核)
稅項支出包括:		
香港利得稅	**685**	430
其他司法地區稅項	**236**	663
	921	1,093

香港利得稅乃以源自香港之估計應課稅溢利按16%之稅率計算。其他司法地區稅項乃按個別司法地區各自採用之稅率計算。

實際稅率偏低之原因為本集團大部分溢利既非香港賺取,亦非源自香港,故無需繳納香港利得稅或任何其他司法區之稅項。

6. 股息

股息指以股代息方式派付相等於每股0.0625港仙(二零零零年:每股0.0625港仙,已作出調整,以計入二零零一年十二月十九日按每股股份獲配發一股紅股之基準進行之紅股發行)可選擇現金之中期股息。

7. 每股盈利

基本及經攤薄每股盈利之計算乃以下列數據為準:

	截至十二月三十一日止六個月	
	二零零一年	二零零零年
	千港元	*千港元*
	(未經審核)	(未經審核)
以計算基本每股盈利之盈利	**101,485**	158,538
根據經攤薄每股盈利調整附屬公司業績所佔權益	**–**	(813)
以計算經攤薄每股盈利之盈利	**101,485**	157,725

	股份數目於十二月三十一日	
	二零零一年	二零零零年
	千股	*千股*
以計算基本每股盈利之加權平均股份數目	**12,079,427**	11,770,807
根據本公司之購股權計劃及認股權證發行之股份潛在攤薄影響	**3,399**	20,480
以計算經攤薄每股盈利之加權平均股份數目	**12,082,826**	11,791,287

8. 物業、廠房及設備

	千港元
二零零一年七月一日之賬面淨值	226,185
貨幣調整	2,122
添置	7,907
轉撥自存貨	17
出售	(288)
折舊	(42,641)
二零零一年十二月三十一日之賬面淨值	**193,302**

於二零零一年十二月三十一日，本集團賬面值為8,070,000港元（二零零一年六月三十日：7,932,000港元）之若干土地及樓宇已抵押予銀行作為本集團獲授銀行信貸之抵押品。本集團於期內出售物業、廠房及設備所產生之虧損為213,000港元。

9. 應收貿易及其他賬款

於二零零一年十二月三十一日，貿易及其他應收賬項包括266,638,000港元（二零零一年六月三十日：296,259,000港元）之貿易應收賬項，於結算日，貿易應收賬項之賬齡分析如下：

	於二零零一年十二月三十一日 千港元 （未經審核）	於二零零一年六月三十日 千港元 （經審核）
0-60日	**241,070**	268,997
61-90日	**15,471**	10,005
91-180日	**2,360**	14,083
> 180日	**7,737**	3,174
	266,638	296,259

本集團維持完善之信貸政策用以對貿易客戶進行信貸評估包括客戶的信用，其服務及產品性質、市場狀況及習慣。本集團提供平均30至180天信貸期予貿易客戶。

10. 應付貿易及其他款項

於二零零一年十二月三十一日，貿易及其他應付賬項結餘中包括14,505,000港元（二零零一年六月三十日：17,922,000港元）之貿易應付賬項。於結算日，貿易應付賬項之賬齡分析如下：

	於二零零一年十二月三十一日 *千港元* （未經審核）	於二零零一年六月三十日 *千港元* （經審核）
0-60日	**6,191**	11,809
61-90日	**3,123**	2,484
91-180日	**5,051**	2,564
> 180日	**140**	1,065
	14,505	17,922

於二零零一年十二月三十一日，貿易及其他應付款項之結餘包括保用撥備1,520,000港元，其分析如下：

	千港元
於二零零一年七月一日	1,669
貨幣調整	65
額外撥備	906
動用儲備	(1,120)
於二零零一年十二月三十一日	**1,520**

保用撥備指管理層根據本集團過往經驗，就本集團在通訊設備之12個月保用期內所承擔之責任所作之最佳估計。

11. 股本

	股份數目	款項 *千港元*
每股面值0.10港元之法定股本：		
於二零零一年七月一日	12,000,000,000	1,200,000
股本增加	18,000,000,000	1,800,000
於二零零一年十二月三十一日	**30,000,000,000**	**3,000,000**
每股面值0.10港元之已發行及繳足股本：		
於二零零一年七月一日	5,933,468,857	593,347
因紅股發行而發行股份	6,095,846,970	609,585
發行股份作為收購一項投資之代價	1,185,600,000	118,560
因行使認股權證而發行股份	1,000,950,749	100,095
於二零零一年十二月三十一日	**14,215,866,576**	**1,421,587**

期內，本公司之法定、已發行及繳足股本曾出現下列變動：

(a) 於二零零一年十二月十九日，合共6,095,846,970股每股面值0.10港元之紅股（「股份」）獲發行予於二零零一年十二月五日名列股東名冊之本公司股東；

(b) 於二零零一年十二月二十日，本公司發行1,185,600,000股股份予Pinkerton Development Limited，作為收購Cumbrian Range Limited 19%權益之代價；及

(c) 因本公司之認股權證（於二零零一年十二月二十二日到期）所附認購股獲行使而分別以每股0.211港元及每股0.1055港元之價格發行162,378,113股及838,572,636股股份。

所有股份在各方面與當時之現有股份享有同等權益。

認股權證

於二零零一年十二月六日，本公司宣佈向二零零一年十二月二十四日名列股東名冊之股東發行紅利認股權證。本公司於二零零二年一月七日合共發行2,843,173,315份附有約335,494,451港元認購權之認股權證。各份認股權證賦予其持有人權利，可於發行日期起至二零零三年一月六日前按初步認購價每股0.118港元認購本公司股份。

12. 儲備

	股份溢價	股息儲備	資本贖回儲備	資金儲備	商譽儲備	換算儲備	累計溢利	總計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零零年七月一日								
－原先呈列	902,693	–	50	–	(387,826)	2,439	1,225,503	1,742,859
－過往期間調整撤回已確認之二零零零年末期股息負債	–	8,828	–	–	–	–	–	8,828
－經重列	902,693	8,828	50	–	(387,826)	2,439	1,225,503	1,751,687
發行股份所產生之溢價								
－行使認股權證	10	–	–	–	–	–	–	10
－派發以股代息	3,800	–	–	–	–	–	–	3,800
因海外業務之幣值換算所產生之匯兌差額	–	–	–	–	–	(141)	–	(141)
－間附屬公司發行紅股而化作資本	–	–	–	42,198	–	–	(42,198)	–
本年度純利	–	–	–	–	–	–	252,579	252,579
轉撥－本年度股息								
－中期	–	7,386	–	–	–	–	(7,386)	–
－末期	–	8,900	–	–	–	–	(8,900)	–
已付股息	–	(16,214)	–	–	–	–	–	(16,214)
於二零零一年六月三十日（經重列）	906,503	8,900	50	42,198	(387,826)	2,298	1,419,598	1,991,721
發行股份產生之溢價								
－行使認股權證	22,637	–	–	–	–	–	–	22,637
－作為收購證券權益之代價	59,280	–	–	–	–	–	–	59,280
因海外業務之幣值換算所產生之滙兌差額	–	–	–	–	–	666	–	666
因發行紅股而化作資本	(668,864)	–	–	63,297	–	–	(63,297)	(668,865)
本期間純利	–	–	–	–	–	–	101,485	101,485
轉撥－本期間股息	–	8,885	–	–	–	–	(8,885)	–
於二零零一年十二月三十一日	**319,556**	**17,785**	**50**	**105,495**	**(387,826)**	**2,964**	**1,448,901**	**1,506,924**

13. 資本承擔

	於二零零一年十二月三十一日 千港元 (未經審核)	於二零零一年六月三十日 千港元 (經審核)
投資之資本開支:		
已訂合約但未在財政報告中撥備	–	23,250
已授權但未訂合約	–	–
	–	23,250
物業、廠房及設備之資本開支:		
已訂合約但未在財政報告中撥備	**132,243**	816
已授權但未訂合約	**15,762**	26,178
	148,005	26,994
	148,005	50,244

14. 經營租賃承擔

根據有關租賃物業及機器與設備之不可註銷經營租賃，於日後應付之最低租賃款項之到期情況如下：

	於二零零一年十二月三十一日		於二零零一年六月三十日	
	土地及樓宇 千港元 (未經審核)	機器及設備 千港元 (未經審核)	土地及樓宇 千港元 (經審核)	機器及設備 千港元 (經審核)
將於下列期間到期:				
一年內	**2,661**	**2,853**	3,823	3,576
第二至五年(包括首尾兩年)	**2,590**	**5,560**	3,462	4,112
	5,251	**8,413**	7,285	7,688

15. 比較數字

若干比較數字經已重新分類，以符合本期間之呈列方式。

管理層討論及分析

在回顧期內，全球經濟及投資氣候續具挑戰性，而持續之不明朗因素對客戶之採購預算亦帶來影響。在此情況下，集團進一步嚴格控制成本及信貸；同時亦集中開發嶄新產品及加強服務組合，藉以保持邊際利潤。集團因而能夠在市場逆境之形勢下，再次達致盈利。

財務報告

截至二零零一年十二月三十一日止六個月，集團之未經審核綜合營業額為7億8千2百萬港元（二零零零年：7億3千8百萬港元）。中國市場保持增長，錄得營業額6億2千5百萬港元，佔集團總營業額之80%，去年同期之比較數字為5億5千3百萬港元，佔集團總營業額之75%。歐洲市場之銷售受經濟放緩影響，營業額為1億1千萬港元，佔集團總營業額之14%；去年同期之比較數字為1億3千1百萬港元，佔集團總營業額之18%。

集團溢利相對平穩，錄得3億6千2百萬港元（二零零零年：3億7千萬港元）。截至二零零一年十二月三十一日止六個月，集團之純利為1億1百萬港元（二零零零年：1億5千9百萬港元）；每股盈利0.84港仙。盈利下降乃由於期內錄得較高營運成本，源於客戶受美國九一一事件所影響而暫緩採購計劃。

相對上一個半年度，集團的盈利維持走勢，輕微增長百分之八（截至二零零一年六月三十日止六個月之純利約為9千4百萬港元）。兩個連接的週期的業績正反映集團於電子商貿的攤銷額提升，唯該等項目正處於初期收成階段，其收入未能配合所致。然而，集團之電子商貿投資仍然保持高質素，部分亦快速演化為有收入能力之網絡與傳統結合業務，該等業務與本集團之核心電訊項目融合並發揮更佳效益。

業務回顧

在回顧期內，集團繼續加強其軟件力量。集團亦進行各種企業部署，藉以加強產品組合及科技基礎，並以通訊保安及高增值系統為焦點。紐約之恐怖襲擊令海內外公營機構及私人企業，均對擁有更強保安及防禦質素之無線電系統之需求驟增。集團於期內之主要業務發展撮要如下：

指揮及控制通訊系統(Command and Control Communications)

集團成立新部門開拓中國、香港及亞太區市場之指揮及控制通訊系統。該等系統通常用作派遣調配、後勤控制及指令傳送，從而讓各類組織性隊伍能夠以高效率運作。例如讓警隊、消防及緊急服務隊伍能夠於政府及私人企業內有效行動；以及應用於各類工商活動如運輸、公用及服務業，藉以控制調動車隊以及調派人員等。集團經已甄選區內與公眾保安機構有關之項目作出積極跟進；而集團之香港團隊亦與英國附屬公司無敵通之通訊專家緊密合作。

勿通™(MuteTone™)無線電解決方案（「勿通™」）

勿通™是高效益之解決方案，能夠清除不欲出現之流動通訊。該方案運用專有科技於特定範圍調節由基站發射至手機之流動訊號。集團是首家以全球性形式開發及推廣該等產品之公司。勿通™方案包括多組不同訊號調節系統，藉以配合各地市場之特有法例及文化背景。勿通™之設計不會干擾於控制範圍內外之其他通訊或電子設備，用者可放心於幾乎任何工作環境使用。

勿通™之面世正好配合全球對保安產品需求上升之趨勢，目前公營及私營客戶均對系統需求殷切，集團現正為主要市場之分銷協議進行最後落實。

除了勿通™系統，集團更入股一無線電解決方案開發企業，該企業在先進訊號偵察及干擾科技方面擁有重要知識產權，涵蓋之產品及商標包括SignalJammer™、StopMobile™及FrequencyBlocker™；該項收購能夠進一步加強集團之保安解決方案產品系列。

至醒目™(G-SIGMA)™全球保安智能監察系統－
覓通™(PeepTone™)數碼影像方案(「覓通™」)

覓通™乃多功能即時數碼影像監察及錄影解決方案，能夠流暢整合多元影像、數碼錄影、動態偵察、以及動態追蹤等技術，可作為遙控管理及保安應用。覓通™透過各種通訊渠道，壓縮及傳送高解像度影像訊號；有關之通訊渠道包括綜合服務數碼網絡(ISDN (Integrated Services Digital Network))、公眾交換電話網絡(PSTN (Public Switched Telephone Network))、流動網絡、區域網絡(LAN (Local Area Network))及互聯網。覓通™之每一模組均能與密碼鑑證、智能咭及生物科技等保安科技整合，以作高度保安及供多人使用；同時亦能連接多至十六個監視鏡頭，並可透過單一或多組播放裝置進行監察。集團正以全球性形式推廣該產品。

數碼香港

數碼香港經已調整及重新定位以拓闊收入基礎；有關之努力已見成效，自二零零一年三月起，數碼香港連續四個季度錄得盈利。

數碼香港一方面繼續透過其付款平台提供網上在線付款解決方案及服務，以及為電子商貿整合提供技術顧問服務；而另一方面，管理層亦決定拓闊其業務範疇，涵蓋其他有收入潛力之項目，包括為嶄新買賣及廣告站點進行系統開發、開拓保安及智能咭相關業務、以及提供資訊科技顧問服務。

看通集團有限公司(「看通」)

看通繼續重組產品及服務組合以令業務達致更高邊際利潤。看通國內業務發展理想，而在為緊急及救援服務界提供關鍵性通訊服務方面，看通之成績卓越。此外，除了現有之合約：測試及審核由英國警隊使用之陸上集群通訊(Terrestrial Trunked Radio Access (TETRA))無線電通訊系統，看通亦取得新合約，包括為倫敦消防及緊急計劃委員會提供緊急通訊系統。

由於焦點為發展高邊際利潤之特設通訊軟件業務，看通正開發能夠提供結合車輛位置及地理資訊系統(Geographical Information System (GIS))科技之流動數據系統。

集團透過其英國附屬公司無敵通，經已開始與一領先通訊器材供應商進行商討，從而把該企業於美國之全國性無線電信息傳送業務轉移至本集團。新的產品系列及擴大之客戶基礎，將可加強看通現時在美國之無線電綜合網絡(Wireless Integrated Networking (WIN))產品分銷；美國市場對可用作企業應用之先進無線電信息傳送之需求殷切，增長潛力良好。管理層相信透過使用具成本效益之頻率解決方案，雙向信息傳送應用將可開啟新商機，從而進一步強化集團在綜合無線電信息傳送方面之領導地位。有關之詳細安排現正進行最後商討。

展望

近期公佈之數據顯示，美國經濟有回升趨勢，預期此會對全球市場帶來正面影響，並可望在長線而言出現復甦增長。董事局對集團前景保持樂觀，而集團過往之投資及業務擴充計劃，將會為未來提供增長及為集團股東帶來價值，尤其在九一一事件後，大眾對公共保安及個人私隱之關注日濃，令公共機構及私人企業均對擁有嚴謹保安及防禦功喺之無線電系統之需求激增，此為集團之保安產品及服務系列帶來可觀商機。

展望將來，中國將繼續是集團之最大市場。鑑於內地與香港「更緊密經貿關係安排」、中國加入世貿、以及中國主辦二零零八年奧運會等鼓舞發展，集團正處於有利位置抓緊各種迎面而來的商機。集團未來之焦點將為公眾資訊科技(Information Technology for the Public (ITTP))，當中包括大眾保安、公眾運輸、公共事業、及公眾便利；公眾便利主要乃透過智能咭之應用，集團將繼續在這方面與業界領袖及國際科技夥伴進行合作及組成策略聯盟。

流動資金及財務資源

集團保持淨現金狀態。於二零零一年十二月三十一日，集團之存款、銀行結餘及現金合共6億3千7百萬港元。集團業務活動之財務資源主要來自營運收入。

按集團總貸款額4億4千1百萬港元（於二零零一年六月三十日：4億4千萬港元）及股東資金29億2千9百萬港元（於二零零一年六月三十日：25億8千5百萬港元）計算，本年度末之集團貸款權益比率為0.15（於二零零一年六月三十日：0.17）。

集團總貸款包括銀行借貸4億5百萬港元（二零零一年六月三十日：4億1千1百萬港元）、大宗折扣貸款3千5百萬港元（二零零一年六月三十日：2千7百萬港元）、以及融資租賃承擔1百萬港元（二零零一年六月三十日：2百萬港元）。銀行借貸主要用作集團營運資金，於截至二零零一年十二月三十一日止期內之財務費用為1千5百萬港元（二零零零年：2千萬港元）。

集團之流動資金充足。集團之內部資源再加上備妥之銀行借貸安排，令集團擁有充足財務資源應付日常業務營運需要。如果市況適合，集團亦可能考慮起用其他融資方式，包括發行股票及舉債。

集團一貫之政策是直接管理外匯風險，以及不進行任何投機衍生工具買賣活動。為減輕集團因日常業務交易而承受之外匯風險，管理層已盡力配對外幣收入及支出。管理層亦會就高匯率風險交易運用合適之套戥工具。

於二零零一年十二月三十一日，賬面淨值為8百萬港元（二零零一年六月三十日：8百萬港元）之本集團若干土地及樓宇已抵押予銀行，作為集團獲得銀行融資之擔保。

除以上所述以外，其他與香港聯合交易所有限公司上市規則（「上市規則」）附錄16第32段有關之資料，均與載於截至二零零一年六月三十日止年度之本公司年報中之所述，沒有重要改變。

中期股息

本公司董事決議向於二零零二年四月二十三日名列本公司股東名冊之股東派發中期股息每股0.0625港仙(二零零零年:每股0.0625港仙(此乃計入在二零零一年十二月十九日派送之1送1紅股後之經調整數字));此等中期股息將按「以股代息計劃」,以發行繳足新股方式派付,合資格之股東亦可選擇以現金方式收取全部或部分中期股息(「以股代息計劃」)。

以股代息計劃須獲香港聯合交易所有限公司(「聯交所」)上市委員會批准按該計劃而發行的股份上市並准予買賣後,方可作實。載有以股代息計劃詳情及配發標準之通函,以及有關之選擇表格,將在實際可行情況下盡快寄予本公司股東。

按照以股代息計劃發行之股票及股息權證預期將於二零零二年六月十四日或之前送達合資格人士。

暫停股份過戶登記

為決定股東是否合資格享有中期股息及「以股代息計劃」,本公司將於二零零二年四月十七日至二零零二年四月二十三日(包括首尾兩天)暫停辦理股東登記手續,期間將不會處理本公司股份轉讓事宜。股東須於二零零二年四月十六日下午四時前將所有過戶文件連同有關股票(倘股東為認股權證持有人,則為所有已正式填妥之認購表格,連同有關認股權證證書及適當之認購款項),送交本公司在香港之股份過戶登記處Secretaries Limited,地址為香港干諾道中111號永安中心五樓。

人力資源

於二零零一年十二月三十一日,集團僱用約490名僱員。集團之薪酬政策主要根據工作表現、經驗及最新行業習慣而定。集團亦為僱員設有購股權計劃。

董事之證券權益

根據證券(披露權益)條例(「披露權益條例」)第29條所保存之名冊記錄所示,於二零零一年十二月三十一日,各董事及彼等之聯繫人士於本公司及其聯營公司之股份權益如下:

姓名	證券數目
本公司之證券	
簡文樂 *(附註1)*	5,218,064,060股
看通之證券	
簡文樂 *(附註2)*	1,665,025,122股
數碼香港之證券	
簡文樂 *(附註3)*	119,969,171股

附註：

1. 此等本公司之股份乃由Lanchester Limited全資擁有之Lawnside International Limited（「Lawnside」）所擁有。Lanchester Limited乃一間由一項合資格全權受益人包括簡文樂及其家族成員以及本集團員工之信託所實益擁有之公司。目前，僅簡文樂及其家族成員為信託之全權受益人。根據上市規則，此等權益被列為其他權益。

2. 此等股份中之1,265,940,702股由本公司持有，而399,084,420股則由Lawnside持有。根據上市規則，此等權益被列為其他權益。

3. 此等股份中之117,300,000股由本公司持有，而2,669,171股則由Lawnside持有。根據上市規則，此等權益被列為其他權益。

除以上所述及由董事以本公司或其附屬公司之受託人名義持有之若干附屬公司之股份外，於二零零一年十二月三十一日，各董事或彼等之聯繫人士並無擁有本公司或其任何聯營公司（定義見披露權益條例）之任何證券權益。

董事購買股份或債券之權利

本公司、看通及數碼香港各設有購股權計劃；據此，該等公司或其任何附屬公司之僱員（包括執行董事）可獲授購股權以分別認購冠軍、看通及數碼香港之股份。

(i) **本公司**

本公司購股權計劃之詳情載於本公司二零零一年年報內之財政報告附註29。

於二零零一年十二月三十一日，下列董事持有由本公司授出之購股權，並可按照下列條款行使：

姓名	行使期	每股行使價 港元	於二零零一年六月三十日及 二零零一年十二月三十一日 尚未行使之購股權 所涉之股份數目
簡堅良	一九九九年四月三十日至 二零零二年四月二十九日	0.17328	15,000,000
	二零零零年二月八日至 二零零三年二月七日	0.4656	1,000,000
黎日光	一九九九年四月三十日至 二零零二年四月二十九日	0.17328	15,000,000
	二零零零年二月八日至 二零零三年二月七日	0.4656	1,000,000

董事購買股份或債券之權利－續

(ii) 看通

於二零零一年十二月三十一日並無尚未行使之購股權。

(iii) 數碼香港

自設有購股權計劃以來，數碼香港並無向本公司董事授出任何購股權。

除上文所述之購股權計劃外，本公司或其任何附屬公司於期內任何時間概無參與任何安排，以致本公司董事可透過購入本公司或任何其他法人團體之股份或債券而獲益。

主要股東

於二零零一年十二月三十一日，除上文「董事之證券權益」一節所披露之董事權益外，根據披露權益條例第16(1)條所保存之主要股東名冊所顯示，本公司並無接獲通知有任何人士持有本公司10%或以上之已發行股本。

審核委員會

審核委員會已與本公司管理層審核集團所採納之會計政策及實務，並討論內部監控制度及財務事宜，當中包括審閱截至二零零一年十二月三十一日止六個月之未經審核中期賬目。

企業管治

本公司一直遵照上市規則附錄14所載之應用守則行事。

購買、出售或贖回本公司之上市證券

於截至二零零一年十二月三十一日止六個月期間，本公司或其任何附屬公司概無購買、出售或贖回任何本公司之上市證券。

承董事會命
主席
簡文樂

香港，二零零二年三月二十五日

冠軍科技集團

(www.championtechnology.com)主力從事通訊軟件，其中之通訊科技成員公司早於一九三零年已經成立，專門研究無線電科技；另一資訊科技公司亦於一九八七年成立，致力於軟件開發。集團運用其無線電信息技術以及資訊軟件經驗，已經成功綜合不同的通訊科技，提供全面系列之無線電方案及服務。

有鑑於數碼經濟體系的發展潛力雄厚，集團近年致力開發多項互聯網根本技術，包括高速及高容量接駁互聯網、互聯網保安及鑑證、數碼內容創作以及電子商貿等。集團之目標是透過其環球業務（尤其在中國），推廣電子服務。

冠軍於香港聯合交所有限公司擁有第一上市地位，其股份亦在美國以預託證券之方式進行場外交易。

CHAMPION

冠軍科技集團有限公司

2001/2002中期報告

CHAMPION TECHNOLOGY
HOLDINGS LIMITED

2002/2003

Champion Technology Holdings Limited (www.champion**technology**.com) (stock code 092) is the holding company of a communications software group of companies, with subsidiaries specialising in wireless technologies formed in 1930s, and software development established in 1987. Capitalising on its wireless transmission and information software experience, the Group has successfully integrated different communications technologies into a comprehensive range of wireless solutions and services. The Group's current operations span over 50 countries, and include 3 Hong Kong listed companies and a former London listed company.

In recognition of the potential of the digital economy, the Group has in recent years been focusing on a number of fundamental Internet solutions, namely, speed and capacity of access, security and authentication, digital content creation, and e-Commerce. The Group's objective is to build on its global presence, especially in China, to promote e-services.

Champion Technology Holdings Limited has a primary listing on The Stock Exchange of Hong Kong Limited. Its shares are also traded over-the-counter in the United States by means of American Depositary Receipts.

CHAMPION TECHNOLOGY HOLDINGS LIMITED

(Continued in Bermuda with limited liability)

INTERIM REPORT
For the six months ended 31 December 2002

HIGHLIGHTS

- Total turnover was HK$937 million, up 20%
- EBITDA was HK$378 million, up 45%
- Net profit was HK$107 million, up 5%
- Net cash position with low gearing
- Interim dividend of HK1.6 cents per share, with total payment up 14%

SUMMARY OF GROUP RESULTS

The unaudited condensed consolidated interim results of Champion Technology Holdings Limited (the "Company") and its subsidiaries (together the "Group") for the six months ended 31 December 2002 (the "Interim Accounts") together with comparative figures for the last corresponding period are as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT FOR THE SIX MONTHS ENDED 31 DECEMBER 2002

		Six months ended 31 December	
	NOTES	**2002** *HK$'000* **(Unaudited)**	2001 *HK$'000* (Unaudited)
Turnover	*3*	**937,230**	782,299
Direct operating expenses		**(468,909)**	(420,109)
Gross profit		**468,321**	362,190
Other operating income		**8,776**	8,773
Distribution costs		**(25,883)**	(19,123)
General and administrative expenses		**(69,156)**	(87,818)
Depreciation and amortisation	*4*	**(241,400)**	(129,740)
Research and development		**(4,504)**	(2,857)
Profit from operations		**136,154**	131,425
Finance costs		**(14,279)**	(15,272)
Profit before taxation		**121,875**	116,153
Taxation	*5*	**(754)**	(921)
Profit before minority interests		**121,121**	115,232
Minority interests		**(14,468)**	(13,747)
Net profit for the period		**106,653**	101,485
Dividends	*6*	**10,089**	8,885
Earnings per share	*7*		
– Basic		**18.5 cents**	21.0 cents
– Diluted		**16.8 cents**	21.0 cents

CONDENSED CONSOLIDATED BALANCE SHEET
AT 31 DECEMBER 2002

	NOTES	As at 31 December 2002 HK$'000 (Unaudited)	As at 30 June 2002 HK$'000 (Restated)
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment	8	**121,676**	158,909
Systems and networks		**1,039,455**	769,035
Interest in e-commerce projects		**548,859**	631,036
Interest in telecommunications projects		**428,806**	483,214
Interest in an associate		**46,500**	46,500
Deposits		**353,570**	540,093
Investments in securities		**195,358**	126,958
		2,734,224	2,755,745
Current assets			
Inventories		**46,596**	49,736
Trade and other receivables	9	**728,193**	509,328
Taxation recoverable		**1,044**	1,057
Investments in securities		**2**	2
Deposits, bank balances and cash		**627,885**	626,001
		1,403,720	1,186,124
Current liabilities			
Trade and other payables	10	**160,378**	167,991
Warranty provision	11	**2,315**	1,959
Customers' deposits		**24,215**	24,391
Taxation payable		**387**	238
Bank borrowings – amount due within one year		**341,089**	323,164
Other borrowings – amount due within one year		**10,538**	11,481
Obligations under finance leases – amount due within one year		**753**	908
		539,675	530,132
Net current assets		**864,045**	655,992
Total assets less current liabilities		**3,598,269**	3,411,737

	NOTES	As at 31 December 2002 HK$'000 (Unaudited)	As at 30 June 2002 HK$'000 (Restated)
Minority interests		**279,117**	265,959
Non-current liabilities			
Bank borrowings			
– amount due after one year		**109,598**	109,661
Other borrowings			
– amount due after one year		**19,020**	18,574
Obligations under finance leases			
– amount due after one year		**427**	759
Convertible bonds		**58,486**	62,386
Deferred taxation		**40**	40
		187,571	191,420
Net assets		**3,131,581**	2,954,358
CAPITAL AND RESERVES			
Share capital	*12*	**63,059**	56,978
Reserves	*13*	**3,068,522**	2,897,380
Shareholders' funds		**3,131,581**	2,954,358

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE SIX MONTHS ENDED 31 DECEMBER 2002

	Six months ended 31 December	
	2002	2001
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
At 1 July (restated)	**2,954,358**	2,582,846
Issue of shares upon conversion of convertible bonds	**3,900**	–
Issue of shares as consideration to acquire an investment in securities	**68,400**	118,560
Issue of shares upon exercise of warrants	**7**	122,732
Exchange difference arising on translation of operations outside Hong Kong	**(1,737)**	666
Net Profit for the period	**106,653**	101,485
At 31 December	**3,131,581**	2,926,289

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE SIX MONTHS ENDED 31 DECEMBER 2002

	Six months ended 31 December	
	2002	2001
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
Net cash from operating activities	**140,009**	201,067
Net cash used investing activities	**(149,134)**	(251,537)
Net cash from financing	**6,671**	130,877
(Decrease) Increase in cash and cash equivalents	**(2,454)**	80,407
Cash and cash equivalents at beginning of the period	**490,374**	454,426
Effect on foreign exchange rate changes	**(3,876)**	(1,820)
Cash and cash equivalents at end of the period	**484,044**	533,013
Analysis of the balances of cash and cash equivalents		
Deposits, bank balances and cash	**627,885**	636,641
Bank overdrafts	**(143,841)**	(103,628)
	484,044	533,013

NOTES TO THE CONDENSED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED 31 DECEMBER 2002

1. BASIS OF PREPARATION

The unaudited condensed financial statements have been prepared in accordance with the Statement of Standard Accounting Practice No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants.

2. PRINCIPAL ACCOUNTING POLICIES

The unaudited condensed financial statements have been prepared under the historical cost convention.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 30 June 2002, except as described below.

In the current period, the Group has adopted, for the first time, the following new and revised Statements of Standard Accounting Practice ("SSAP(s)") issued by the Hong Kong Society of Accountants.

SSAP 1 (Revised)	Presentation of Financial Statements
SSAP 11 (Revised)	Foreign Currency Translation
SSAP 15 (Revised)	Cash Flow Statements
SSAP 34	Employee Benefits

The Group has adopted the new SSAP 34 on "Employee Benefits" issued by the Hong Kong Society of Accountants, which became effective for the accounting period beginning on or after 1 January 2002. As a result of the adoption of SSAP 34, it was necessary to change the Group's accounting policy in respect of the pension expenses of defined benefit plans. The change has been applied retrospectively, resulting in prior period adjustments with the opening balances of the accumulated profit as at 1 July 2001 and 1 July 2002 restated by reductions of approximately HK$2.2 million and HK$27.8 million respectively. The opening balance of the translation reserve as at 1 July 2002 has been restated by reduction of approximately HK$0.9 million accordingly.

3. TURNOVER AND SEGMENT INFORMATION

For management purposes, the Group is currently organised into five main operating business – sales of general systems products, provision of services and software licensing, leasing of systems products and investments in telecommunications networks and e-commerce projects. These businesses are the basis on which the Group reports its primary segment information.

	Sales of general systems products HK$'000 (Unaudited)	Provision of services and software licensing HK$'000 (Unaudited)	Leasing of systems products HK$'000 (Unaudited)	Investments in telecommunications projects HK$'000 (Unaudited)	Investments in e-commerce projects HK$'000 (Unaudited)	Consolidated HK$'000 (Unaudited)
Six months ended 31 December 2002						
TURNOVER						
External and total revenue	601,447	223,323	9,321	64,005	39,134	937,230
RESULTS						
Segment result	63,197	91,145	(1,028)	26,496	(43,148)	136,662
Interest income						5,931
Unallocated corporate expenses						(6,439)
Profit from operations						136,154
Finance costs						(14,279)
Profit before taxation						121,875
Taxation						(754)
Profit before minority interests						121,121
Minority interests						(14,468)
Net profit for the period						106,653

	Sales of general systems products HK$'000 (Unaudited)	Provision of services and software licensing HK$'000 (Unaudited)	Leasing of systems products HK$'000 (Unaudited)	Investments in telecommunications projects HK$'000 (Unaudited)	Investments in e-commerce projects HK$'000 (Unaudited)	Consolidated HK$'000 (Unaudited)
Six months ended 31 December 2001						
TURNOVER						
External and total revenue	437,678	236,516	22,470	61,510	24,125	782,299
RESULTS						
Segment result	54,723	82,071	(592)	35,364	(37,662)	133,904
Interest income						6,670
Unallocated corporate expenses						(9,149)
Profit from operations						131,425
Finance costs						(15,272)
Profit before taxation						116,153
Taxation						(921)
Profit before minority interests						115,232
Minority interests						(13,747)
Net profit for the period						101,485

4. DEPRECIATION AND AMORTISATION

	Six months ended 31 December 2002 HK$'000 (Unaudited)	2001 HK$'000 (Unaudited)
Amortisation of investments in e-commerce projects	**82,177**	60,934
Amortisation of investments in telecommunications projects	**54,408**	23,440
Amortisation of systems and networks	**64,429**	2,725
Depreciation on:		
Owned assets	**39,577**	41,762
Assets under finance leases	**809**	879
	241,400	129,740

5. TAXATION

	Six months ended 31 December 2002 HK$'000 (Unaudited)	2001 HK$'000 (Unaudited)
The charge comprises:		
Hong Kong Profits Tax	**687**	685
Taxation in other jurisdictions	**67**	236
	754	921

Hong Kong Profits Tax is calculated at 17.5% (2001: 16%) on the estimated assessable profits derived from Hong Kong. Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The low effective tax rate is attributable to the fact that a substantial portion of the Group's profit neither arises in, nor is derived from, Hong Kong and is accordingly not subject to Hong Kong Profits Tax and is not subject to taxation in any other jurisdictions.

6. DIVIDENDS

Dividend represents proposed interim dividend in scrip form equivalent to HK1.6 cents per share (2001: HK0.0625 cents per share before the adjustment for the share consolidation of 25 shares into 1 share in May 2002), with a cash option.

7. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	Six months ended 31 December	
	2002	2001
	HK$'000	*HK$'000*
	(Unaudited)	(Unaudited)
Earnings for the purpose of calculating basic earnings per share	**106,653**	101,485
Effect of dilutive potential ordinary shares: Interest on convertible bonds	**442**	–
Earnings for the purpose of calculating diluted earnings per share	**107,095**	101,485

	Number of shares As at 31 December	
	2002	2001
	'000	*'000*
Weighted average number of shares for the purpose of calculating basic earnings per share	**576,853**	483,177
Effect of dilutive potential ordinary shares		
Options	–	40
Warrants	–	96
Convertible bonds	**58,809**	–
	58,809	136
Weighted average number of shares for the purpose of calculating diluted earnings per share	**635,662**	483,313
Diluted earnings per share	**16.8 cents**	21.0 cents

The comparative figures have been adjusted for the share consolidation in May 2002.

8. PROPERTY, PLANT AND EQUIPMENT

	HK$'000
Net book value at 1 July 2002	158,909
Currency realignment	2,207
Additions	1,066
Transfer to stock	(5)
Disposals	(115)
Depreciation	(40,386)
Net book value at 31 December 2002	**121,676**

At 31 December 2002, certain land and buildings of the Group with a net book value of HK$8,776,000 (30 June 2002: HK$8,952,000) were pledged to a bank as security for banking facilities granted to the Group. Gain on disposal of property, plant and equipment of the Group amounted to HK$61,000 for the period.

9. TRADE AND OTHER RECEIVABLES

At 31 December 2002, the balance of trade and other receivables included trade receivables of HK$438,029,000 (30 June 2002: HK$314,494,000). The aged analysis of trade receivables at the reporting date is as follows:

	31 December 2002 ***HK$'000*** **(Unaudited)**	30 June 2002 *HK$'000* (Audited)
0 – 60 days	**378,486**	258,668
61 – 90 days	**36,503**	31,308
91 – 180 days	**6,915**	11,414
> 180 days	**16,125**	13,104
	438,029	314,494

The Group maintains a well-defined credit policy regarding its trade customers dependent on their credit worthiness, nature of services and products, industry practice and condition of the market with credit period ranging from 30 to 180 days.

10. TRADE AND OTHER PAYABLES

At 31 December 2002, the balance of trade and other payables included trade payables of HK$22,222,000 (30 June 2002: HK$21,237,000). The aged analysis of trade payables at the reporting date is as follows:

	31 December 2002	30 June 2002
	HK$'000	*HK$'000*
	(Unaudited)	(Audited)
0 – 60 days	**13,567**	13,934
61 – 90 days	**3,313**	2,576
91 – 180 days	**3,839**	3,754
> 180 days	**1,503**	973
	22,222	21,237

11. WARRANTY PROVISION

	HK$'000
At 1 July 2002	1,959
Currency realignment	111
Additional provision	1,006
Utilisation of provision	(761)
At 31 December 2002	**2,315**

The warranty provision represents management's best estimate of the Group's liability under 12 month warranties granted on manufactured products, based on prior experience and industry average for defective products.

12. SHARE CAPITAL

	Number of shares	Amount *HK$'000*
Authorised share capital of HK$0.10 each:		
Balance at 1 July 2002	12,000,000,000	1,200,000
Increase in share capital	18,000,000,000	1,800,000
Balance at 31 December 2002	**30,000,000,000**	**3,000,000**
Issued and fully paid share capital of HK$0.10 each:		
Balance at 1 July 2002	569,784,884	56,978
Issue of shares upon conversion of convertible bonds	3,806,314	381
Issue of shares as consideration to acquire an investment in securities	57,000,000	5,700
Issue of shares upon exercise of warrants	2,400	–
Balance at 31 December 2002	**630,593,598**	**63,059**

During the period, the following changes in the issued and fully paid share capital of the Company took place:

(a) on 22 August 2002, US$500,000 of the issued convertible bonds were converted into 3,806,314 shares of HK$0.10 each of the Company at a price of HK$1.0245 per share;

(b) on 18 December 2002, the Company issued 57,000,000 shares to E-Giga Technology Limited as consideration for the acquisition of 15% interest in 4G1 Inc., and

(c) 2,400 shares were issued at HK$2.95 per share pursuant to the exercise of subscription rights under the warrants of the Company, which expired on 6 January 2003.

All shares issued rank pari passu each other in all respects.

Warrants

On 11 December 2002, the Company announced a bonus issue of new warrants to its shareholders on the register of members on 30 December 2002. A total of 121,168,814 units of warrants with subscription rights of HK$140,737,577 were issued on 7 January 2003. Each unit of warrant entitles its holder to subscribe for shares of the Company at an initial subscription price of HK$1.1615 per share of HK$ 0.10, subject to adjustment, from the date of issue thereof until 12 January 2004.

13. RESERVES

	Share premium HK$'000	Dividend reserve HK$'000	Capital redemption reserve HK$'000	General reserve HK$'000	Capital reserve HK$'000	Goodwill reserve HK$'000	Merger reserve HK$'000	Translation reserve HK$'000	Acc-umulated profits HK$'000	Total HK$'000
At 1 July 2002										
- as originally stated	320,577	14,245	50	1,366,003	105,495	(396,184)	8,358	4,021	1,503,492	2,926,057
- prior period adjustment in respect of defined benefit scheme *(note 2)*	-	-	-	-	-	-	-	(862)	(27,815)	(28,677)
- as restated	320,577	14,245	50	1,366,003	105,495	(396,184)	8,358	3,159	1,475,677	2,897,380
Premium arising from issue of shares										
- upon conversion of convertible bonds	3,519	-	-	-	-	-	-	-	-	3,519
- as consideration to acquire an investment in securities	62,700	-	-	-	-	-	-	-	-	62,700
- upon exercise of warrants	7	-	-	-	-	-	-	-	-	7
Exchange difference arising on translation of operations outside Hong Kong	-	-	-	-	-	-	-	(1,737)	-	(1,737)
Net profit for the period	-	-	-	-	-	-	-	-	106,653	106,653
Dividend for the period	-	10,089	-	-	-	-	-	-	(10,089)	-
At 31 December 2002	386,803	24,334	50	1,366,003	105,495	(396,184)	8,358	1,422	1,572,241	3,068,522

14. CAPITAL COMMITMENTS

	31 December 2002 HK$'000 (Unaudited)	30 June 2002 HK$'000 (Audited)
Capital expenditure in respect of property, plant and equipment:		
Contracted for but not provided in the financial statements	**42,975**	44,140
Authorised but not contracted for	**112,700**	113,822
	155,675	157,962

15. OPERATING LEASE ARRANGEMENTS

The Group as lessee

The Group had future minimum lease payments payable under non-cancellable operating leases in respect of rented premises and machinery and equipment which fall due as follows:

	31 December 2002		30 June 2002	
	Land and buildings *HK$'000* **(Unaudited)**	**Machinery and equipment** *HK$'000* **(Unaudited)**	Land and buildings *HK$'000* (Audited)	Machinery and equipment *HK$'000* (Audited)
Operating leases which expire:				
Within one year	**1,840**	**2,787**	2,735	2,980
In the second to fifth years inclusive	**2,430**	**1,252**	3,104	5,796
	4,270	**4,039**	5,839	8,776

Leases are negotiated for terms of one to four years and rentals are fixed for terms of one to four years.

The Group as lessor

The Group had contracted with tenants in respect of plant and machinery and telecommunications networks which fall due as follows:

	31 December 2002 *HK$'000*	30 June 2002 *HK$'000*
Operating leases which expire:		
Within one year	**6,950**	5,439
In the second to fifth years inclusive	**12,646**	11,583
After five years	**1,267**	–
	20,863	17,022

INTERIM DIVIDEND AND SCRIP DIVIDEND SCHEME

The directors have declared an interim dividend of HK1.6 cents per share for the six months ended 31 December 2002 (2001: HK0.0625 cents per share before the adjustment for the share consolidation of 25 shares into 1 share in May 2002) to shareholders whose names appear on the register of members of the Company on 16 April 2003 to be satisfied by allotment of new shares, credited as fully paid, by way of scrip dividend, with an alternative to the shareholders to elect to receive such dividend (or part thereof) in cash in lieu of such allotment (the "scrip dividend scheme").

Total interim dividend for the period ended 31 December 2002 amounted to HK$10,089,000 (2001: HK$8,885,000), an increase of 14 percent.

The scrip dividend scheme will be subject to the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting a listing of and permission to deal in the shares to be issued pursuant thereto. A circular setting out the details of the scrip dividend scheme and the basis of allotment together with a form of election will be sent to the shareholders of the Company as soon as practicable.

It is expected the certificates for the new shares and dividend warrants will be despatched to those entitled thereto on or before 16 June 2003.

MANAGEMENT DISCUSSION AND ANALYSIS

The global economic and investment climate remained challenging during the period under review. The outbreak of war in the Middle East and fears of terrorist attacks further exacerbated the ongoing poor global economic performance. In spite of these adversities, the Group stayed on course with stable development of its core businesses.

Financial Results

For the six-month period ended 31 December 2002, the Group recorded a consolidated turnover of HK$937 million and net profit of HK$107 million, representing an increase of 20 percent and 5 percent respectively as compared to the same period last year (2001: HK$782 million and HK$101 million). Basic earnings per share for the interim period was HK18.5 cents (2001: HK21.0 cents).

During the period under review, the Group's gross profit increased by 29 percent to HK$468 million, a result of the Group's continued investment in product development. General and administrative expenses were reduced by 21 percent following the implementation of effective cost control measures. Depreciation and amortisation expenses increased by 86 percent, compared to the corresponding figures in the previous year's interim period, in line with revenue generated by some of the Group's new systems and networks. Distribution costs increased by 35 percent to HK$26 million as a result of increased turnover. The Group's Earnings before Interest, Taxation, Depreciation, and Amortisation (EBITDA) was HK$378 million, an increase of 45 percent over the previous corresponding period. Lower finance costs at HK$14 million (2001: HK$15 million) due to favourable interest rates enjoyed by the Group also helped to protect our profitability.

Review of Operations

China market remained robust contributing HK$744 million, or 79 percent of the Group's turnover, compared to HK$625 million or 80 percent in the last corresponding period. Turnover from Europe increased 25 percent to reach HK$137 million, representing 15 percent of total turnover.

The Group's focus on customised IT solutions continued, with new business concentrating on the development of industry-specific software systems and technical services. In terms of strategic investment, the Group announced in November 2002 an investment of 15 percent shareholding in 4G1 Inc., which focuses on the development of next generation mobile communications systems. With the additional wireless dimension, the Group is positioned to include in its portfolio future-proof wireless communications which can meet the dual challenges of seamless global coverage and interface with continuously emerging new standards and protocols in IP-based networks, targeted at serving the needs of fixed line and wireless networks for data, voice, and video services.

Kantone Holdings Limited (Kantone) continued to be the preferred supplier of mission critical communications services for the emergency and rescue services sectors. The budgetary constraints for IT purchases in major institutions and public sectors actually helped Kantone's business, as cost-effective narrowband communications infrastructure building on existing communications systems are preferred, especially in Europe and America. Sales to China remained on target, benefiting from the country's robust demand for telecommunications equipment and services, which has been building up with China's accession to the WTO.

Kantone introduced its Access Integrator Messaging System (AIMS), which features DECT, Messaging, TCP/IP, and Networking Messaging, and is capable of working with a variety of internal and external devices. Market response has been encouraging. Meanwhile, a new management team has been formed at Kantone's European operations, which implemented cell-based manufacturing, targeted at increasing operation efficiency; and closely aligning production levels to customer needs, thus giving the ability to reduce inventory for the benefit of customers and the Group.

DIGITALHONGKONG.COM (Digital HK) has adjusted and repositioned itself to expand its revenue base. Against a depressed market with customers freezing their IT budgets, Digital HK has implemented successfully cost control scheme in line with the level of business activities and increasing use of third party collaboration. It continued to pursue business in the digital and ecommerce arena. Service fees derived from technical consultation services remained the primary source of income.

Outlook

With the recent troubles in the Middle East, more uncertainties abound. Management is hopeful that the experience gained by the Group in riding various global and regional crises will help weather the current storm.

Meanwhile, the Group continues to invest for the future with new product introductions and strengthening of its distribution network. Several strategic investments are under evaluation and negotiation.

In view of the prolonged economic and geopolitical uncertainties, the Group is also studying a number of possibilities to further improve its organization structure and operational efficiency through better information management systems and realignment of corporate assets. Barring unforeseen circumstances, the Directors are confident that the Group is well-placed to meet the challenges in the years ahead.

LIQUIDITY AND FINANCIAL RESOURCES

Throughout the period, the Group had maintained a net cash position. As at 31 December 2002, the Group had HK$628 million made up of deposits, bank balances and cash. The gearing ratio at the period-end was 0.15 (30 June 2002: 0.16 restated), which calculation was based on the Group's total borrowings of HK$482 million (30 June 2002: HK$465 million) and shareholders' funds of HK$3,132 million (30 June 2002: HK$2,954 million restated).

Total borrowings comprise bank borrowings of HK$451 million (30 June 2002: HK$433 million); other borrowings, which represent block discounting loans, of HK$30 million (30 June 2002: HK$30 million); and obligations under finance leases of HK$1 million (30 June 2002: HK$2 million). The bank borrowings are mainly used as working capital for the Group. Finance costs for the six months ended 31 December 2002 amounted to HK$14 million (2001: HK$15 million).

As at 31 December 2002, certain land and buildings owned by subsidiaries of the Group with a net book value of HK$9 million (30 June 2002: HK$9 million) were pledged to a bank as security for banking facilities granted to the Group.

The Group does not engage in interest rate or foreign exchange speculative activities. It is the Group's policy to manage foreign exchange risk directly through matching foreign exchange income with expense, and where exposure to foreign exchange is anticipated, appropriate hedging instrument will be used.

Save as disclosed above, the information relating to matters set out in paragraph 32 of Appendix 16 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") has not been changed materially from that disclosed in the annual report of the Company for the year ended 30 June 2002.

DIRECTORS' INTERESTS IN SECURITIES

As at 31 December 2002, the interests of the directors and their associates in the securities of the Company and its associated corporations as recorded in the register maintained by the Company pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") were as follows:

Name	Number of securities
Securities of the Company	
Paul KAN Man Lok	*Note 1*
Securities of Kantone	
Paul KAN Man Lok	*Note 2*
Securities of Digital HK	
Paul KAN Man Lok	*Note 3*

Notes:

1. 228,421,601 shares and 1,043,056,835 warrants were held by Lawnside International Limited ("Lawnside"). Lawnside is wholly owned by Lanchester Limited, which is a company beneficially owned by a discretionary trust, the eligible discretionary objects of which include Mr. Paul Kan Man Lok and his family members and staff of Champion and its subsidiaries. Currently, only Mr. Paul Kan Man Lok and his family members are discretionary objects of the trust. As at 31 December 2002, Lawnside held approximately 36% of the entire issued share capital of the Company. These warrants expired on 6 January 2003. The interests in these shares and warrants are classified as other interests under the Listing Rules.

2. 1,265,940,702 shares were held by the Company and 399,084,420 shares were held by Lawnside. These are classified as other interests under the Listing Rules.

3. 117,300,000 shares were held by the Company and 2,669,171 shares were held by Lawnside. These are classified as other interests under the Listing Rules.

Save as disclosed above and other than certain nominee shares in subsidiaries held by directors in trust for the Company or its subsidiaries, none of the directors or any of their associates had any interest in the securities of the Company or any of its associated corporations as defined in the SDI Ordinance as at 31 December 2002.

SHARE OPTIONS AND DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Each of the Company, Kantone, a 57% owned subsidiary of the Company, and Digital HK, a 78% owned subsidiary of the Company, has adopted a share option scheme on 29 November 2002 for the purpose of attracting and retaining quality personnel and other persons to provide incentive to them to contribute to their respective businesses and operations. Under the share option scheme, each company may grant options to eligible persons, including directors and employees of the relevant company, its subsidiaries and companies in which it holds a direct or indirect equity interest, to subscribe for its shares. The options may be granted without any initial payment at an exercise price equal to the highest of (i) the nominal value of the shares; (ii) the closing price per share as stated in the Stock Exchange's daily quotations sheet on the date of the grant of the option, which must be a business day; and (iii) the average closing price per share as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of the grant of the option. The option may be exercised during such period as may be determined by the directors, which shall be less than ten years from the date of grant. The maximum number of shares in respect of which options may be granted under the share option scheme and any other share option scheme(s) of the relevant company shall not exceed 10 percent of its issued share capital at 29 November 2002. The maximum number of shares in respect of which options may be granted to any one grantee in any 12-month period shall not exceed 1 percent of the issued share capital of the relevant company on the last date of such 12-month period unless approval of its shareholders has been obtained in accordance with the Listing Rules. Each share option scheme will remain in force for a period of 10 years from 29 November 2002.

(i) The Company

No option had been granted under the existing share option scheme of the Company.

Details of share options granted by the Company to its directors and employees under the previous share option scheme of the Company (which expired on 29 July 2002) as at 31 December 2002 are as follows:

Name of director	Exercisable period	Exercise price *HK$*	Number of options outstanding at 1.7.2002 and 31.12.2002
Leo Kan Kin Leung	8.2.2000 to 7.2.2003	5.82 #*	80,000
Sunny Lai Yat Kwong	8.2.2000 to 7.2.2003	5.82 #*	80,000
			160,000
Employees	8.2.2000 to 7.2.2003	5.82 #*	5,040,000
			5,200,000

The number of shares under the options and the exercise prices have been adjusted as a result of a bonus issue of the Company's shares on the basis of one share for every share then held by the shareholders of the Company on 19 December 2001.

* The number of shares under the options and the exercise prices have been adjusted as a result of the consolidation of 25 shares of HK$0.10 each of the Company into 1 share of HK$2.50 and thereafter reduction of the nominal value of each of the issued and unissued shares of the Company from HK$2.50 each to HK$0.10 each on 4 May 2002.

(ii) Kantone

No option had been granted under any share option scheme of Kantone as at 31 December 2002.

(iii) Digital HK

No option had been granted under any share option scheme of Digital HK as at 31 December 2002.

Other than the option schemes described above, at no time during the period was the Company or any of its subsidiaries a party to any arrangement to enable the directors of the Company to acquire benefits by means of acquisition of shares in, or debentures of, the Company or any

other body corporate and none of the directors, or their spouse and children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right during the period.

CLOSURE OF REGISTER OF MEMBERS

In order to determine entitlement to the interim dividend and the scrip dividend scheme, the register of members of the Company will be closed from 10 April 2003 to 16 April 2003, both days inclusive, during which period no transfer of shares of the Company will be effected. All transfers, accompanied by the relevant share certificates, and in the case of warrantholders, all duly completed subscription forms accompanied by the relevant warrant certificates and the appropriate subscription monies, must be lodged with the Company's Hong Kong Share Registrars, Secretaries Limited, G/F, BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by no later than 4:00 p.m. on 9 April 2003.

SUBSTANTIAL SHAREHOLDERS

As at 31 December 2002, the register of substantial shareholders maintained under Section 16(1) of the SDI Ordinance showed that, other than the interests of the directors disclosed above under the section headed "Directors' Interests in Securities", the Company had not been notified of any other interests representing 10% or more of the Company's issued share capital.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the period.

AUDIT COMMITTEE

The Audit Committee of the Company has reviewed with the management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including a review of the unaudited interim financial report.

CORPORATE GOVERNANCE

The Company has complied throughout the period with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

By Order of the Board
Paul KAN Man Lok
Chairman

Hong Kong, 21 March 2003

冠軍科技集團有限公司

(延續於百慕達之有限公司)

中期報告
(截至二零零二年十二月三十一日止六個月)

摘要

- 總營業額為9億3千7百萬港元，上升20%
- 未計入利息、稅項、折舊及攤銷之盈利(EBITDA)為3億7千8百萬港元，上升45%
- 純利為1億零7百萬港元，上升5%
- 保持淨現金及低貸款比率
- 中期股息每股1.6港仙，股息總額上升14%

集團業績概要

冠軍科技集團有限公司(「本公司」)及其附屬公司(合稱「本集團」)截至二零零二年十二月三十一日止六個月之未經審核簡明綜合中期業績(「中期賬目」)，連同去年同期之比較數字如下：

簡明綜合損益表
截至二零零二年十二月三十一日止六個月

	附註	截至十二月三十一日止六個月 二零零二年 *千港元* (未經審核)	二零零一年 *千港元* (未經審核)
營業額	3	**937,230**	782,299
直接經營成本		**(468,909)**	(420,109)
溢利總額		**468,321**	362,190
其他經營收入		**8,776**	8,773
分銷成本		**(25,883)**	(19,123)
一般及行政支出		**(69,156)**	(87,818)
折舊及攤銷	4	**(241,400)**	(129,740)
研究及開發		**(4,504)**	(2,857)
經營溢利		**136,154**	131,425
財務成本		**(14,279)**	(15,272)
除稅前溢利		**121,875**	116,153
稅項	5	**(754)**	(921)
未計少數股東權益之溢利		**121,121**	115,232
少數股東權益		**(14,468)**	(13,747)
期內純利		**106,653**	101,485
股息	6	**10,089**	8,885
每股盈利	7		
一基本		**18.5港仙**	21.0港仙
一經攤薄		**16.8港仙**	21.0港仙

簡明綜合資產負債表
二零零二年十二月三十一日

	附註	於二零零二年 十二月三十一日 千港元 (未經審核)	於二零零二年 六月三十日 千港元 (重列)
資產及負債			
非流動資產			
物業、廠房及設備	8	**121,676**	158,909
系統及網絡		**1,039,455**	769,035
電子商貿項目之權益		**548,859**	631,036
電訊項目之權益		**428,806**	483,214
聯營公司之權益		**46,500**	46,500
按金		**353,570**	540,093
證券投資		**195,358**	126,958
		2,734,224	2,755,745
流動資產			
存貨		**46,596**	49,736
應收貿易及其他賬款	9	**728,193**	509,328
可收回税項		**1,044**	1,057
證券投資		**2**	2
存款、銀行結存及現金		**627,885**	626,001
		1,403,720	1,186,124
流動負債			
應付貿易及其他賬款	10	**160,378**	167,991
保養撥備	11	**2,315**	1,959
客戶按金		**24,215**	24,391
應付税項		**387**	238
銀行借貸			
一於一年內到期		**341,089**	323,164
其他借貸			
一於一年內到期		**10,538**	11,481
融資租賃承擔			
一於一年內到期		**753**	908
		539,675	530,132
流動資產淨值		**864,045**	655,992
資產總額減流動負債		**3,598,269**	3,411,737

	附註	於二零零二年十二月三十一日 千港元 (未經審核)	於二零零二年六月三十日 千港元 (重列)
少數股東權益		**279,117**	265,959
非流動負債			
銀行借貸			
－於一年後到期		**109,598**	109,661
其他借貸			
－於一年後到期		**19,020**	18,574
融資租賃承擔			
－於一年後到期		**427**	759
可換股債券		**58,486**	62,386
遞延稅項		**40**	40
		187,571	191,420
資產淨值		**3,131,581**	2,954,358
股本及儲備			
股本	*12*	**63,059**	56,978
儲備	*13*	**3,068,522**	2,897,380
股東資金		**3,131,581**	2,954,358

簡明綜合股權變動表
截至二零零二年十二月三十一日止六個月

	截至十二月三十一日止六個月	
	二零零二年 *千港元* (未經審核)	二零零一年 *千港元* (未經審核)
於七月一日(重列)	**2,954,358**	2,582,846
因轉換可換股債券而發行股份	**3,900**	—
因收購證券投資而發行股份	**68,400**	118,560
因行使認股權證而發行股份	**7**	122,732
因海外業務之幣值換算所產生之匯兌差額	**(1,737)**	666
期內純利	**106,653**	101,485
於十二月三十一日	**3,131,581**	2,926,289

簡明綜合現金流動表
截至二零零二年十二月三十一日止六個月

	截至十二月三十一日止六個月	
	二零零二年 *千港元* (未經審核)	二零零一年 *千港元* (未經審核)
經營業務所得現金淨額	**140,009**	201,067
投資活動所耗現金淨額	**(149,134)**	(251,537)
融資所得現金淨額	**6,671**	130,877
現金及現金等額之(減少)增加	**(2,454)**	80,407
期初現金及現金等額	**490,374**	454,426
匯率變動之影響	**(3,876)**	(1,820)
期末現金及現金等額	**484,044**	533,013
現金及現金等額之分析		
存款、銀行結餘及現金	**627,885**	636,641
銀行透支	**(143,841)**	(103,628)
	484,044	533,013

簡明財政報告附註
截至二零零二年十二月三十一日止六個月

1. 編製基準

未經審核簡明財務報告乃根據香港會計師公會頒佈之會計實務準則第25號「中期財務報告」編製。

2. 主要會計政策

未經審核簡明財務報告乃根據歷史成本法編製。

除下文所述者外，編製中期財務報告所採用之會計政策與編製本集團截至二零零二年六月三十日止年度之全年財務報告所採用者一致。

於本期間內，本集團首次採納下列由香港會計師公會頒佈的全新及經修訂會計實務準則(「會計實務準則」)：

會計實務準則第1號(經修訂)	財務報告之呈報方式
會計實務準則第11號(經修訂)	外幣換算
會計實務準則第15號(經修訂)	現金流動表
會計實務準則第34號	僱員福利

本集團已採納香港會計師公會新會計實務準則第34號「僱員福利」，已於二零零二年一月一日或之後開始之會計期間生效。採納會計實務準則第34號後，本集團有關定額福利計劃之公積金開支之會計政策必須改變。因作出追溯性之改變，而產生過往期間之調整，累計溢利於二零零一年七月一日及二零零二年七月一日之開初結餘須分別扣減約2百2拾萬港元及2千7百8拾萬港元。而匯兌儲備於二零零二年七月一日之開初結餘則相應扣減約9拾萬港元。

3. 營業額及分類資料

為方便管理，本集團之業務現分為五項主要項目－銷售一般系統產品、提供服務及軟件特許權、租賃系統產品及電訊業務與電子商貿項目之投資。此等業務乃本集團主要分類資料之報告基準。

	銷售一般系統產品 千港元 (未經審核)	提供服務及軟件特許權 千港元 (未經審核)	租賃系統產品 千港元 (未經審核)	電訊項目之投資 千港元 (未經審核)	電子商貿項目之投資 千港元 (未經審核)	綜合 千港元 (未經審核)
截至二零零二年十二月三十一日止六個月						
營業額						
對外銷售總收入	**601,447**	**223,323**	**9,321**	**64,005**	**39,134**	**937,230**
業績						
分類業績	**63,197**	**91,145**	**(1,028)**	**26,496**	**(43,148)**	**136,662**
利息收入						**5,931**
未分配公司開支						**(6,439)**
經營溢利						**136,154**
財務成本						**(14,279)**
除稅前溢利						**121,875**
稅項						**(754)**
未計少數股東權益前之溢利						**121,121**
少數股東權益						**(14,468)**
期內純利						**106,653**

	銷售一般系統產品 千港元 (未經審核)	提供服務及軟件特許權 千港元 (未經審核)	租賃系統產品 千港元 (未經審核)	電訊項目之投資 千港元 (未經審核)	電子商貿項目之投資 千港元 (未經審核)	綜合 千港元 (未經審核)
截至二零零一年十二月三十一日止六個月						
營業額						
對外銷售總收入	437,678	236,516	22,470	61,510	24,125	782,299
業績						
分類業績	54,723	82,071	(592)	35,364	(37,662)	133,904
利息收入						6,670
未分配公司開支						(9,149)
經營溢利						131,425
財務成本						(15,272)
除稅前溢利						116,153
稅項						(921)
未計少數股東權益前之溢利						115,232
少數股東權益						(13,747)
期內純利						101,485

4. 折舊及攤銷

	截至十二月三十一日止六個月	
	二零零二年	二零零一年
	千港元	*千港元*
	(未經審核)	(未經審核)
電子商貿項目投資之攤銷	**82,177**	60,934
電訊項目投資之攤銷	**54,408**	23,440
系統及網絡之攤銷	**64,429**	2,725
折舊：		
自置資產	**39,577**	41,762
融資租賃之資產	**809**	879
	241,400	129,740

5. 税項

	截至十二月三十一日止六個月	
	二零零二年	二零零一年
	千港元	*千港元*
	(未經審核)	(未經審核)
税項支出包括：		
香港利得税	**687**	685
其他司法地區税項	**67**	236
	754	921

香港利得税乃以源自香港之估計應課税溢利按17.5%(二零零一年：16%)之税率計算。其他司法地區税項乃按個別司法地區各自採用之税率計算。

實際税率偏低之原因為本集團大部分溢利既非香港賺取，亦非源自香港，故無需繳納香港利得税或任何其他司法區之税項。

6. 股息

股息指以股代息方式派付相等於每股1.6港仙(二零零一年：每股0.0625港仙，此乃未計入就二零零二年五月之25股合併為1股之股本整合所作之調整)，可選擇現金之中期股息。

7. 每股盈利

基本及經攤薄每股盈利之計算乃以下列數據為準：

	截至十二月三十一日止六個月 二零零二年 千港元 (未經審核)	二零零一年 千港元 (未經審核)
以計算基本每股盈利之盈利	**106,653**	101,485
普通股之潛在攤薄影響：		
可換股債券之利息	**442**	—
以計算經攤薄每股盈利之盈利	**107,095**	101,485

	股份數目 於十二月三十一日 二零零二年 千股	二零零一年 千股
以計算基本每股盈利之加權平均股份數目	**576,853**	483,177
普通股之潛在攤薄影響：		
購股權	—	40
認股權證	—	96
可換股債券	**58,809**	—
	58,809	136
以計算經攤薄每股盈利之加權平均股份數目	**635,662**	483,313
經攤薄每股盈利	**16.8港仙**	21.0港仙

比較數字已就二零零二年五月進行的股份合併作出調整。

8. 物業、廠房及設備

	千港元
二零零二年七月一日之賬面淨值	158,909
貨幣調整	2,207
添置	1,066
轉撥至存貨	(5)
出售	(115)
折舊	(40,386)
二零零二年十二月三十一日之賬面淨值	**121,676**

於二零零二年十二月三十一日，本集團賬面淨值為8,776,000港元(二零零二年六月三十日：8,952,000港元)之若干土地及樓宇已抵押予銀行作為本集團獲授銀行信貸之抵押品。本集團於期內出售物業、廠房及設備所產生之收益為61,000港元。

9. 應收貿易及其他賬款

於二零零二年十二月三十一日，貿易及其他應收賬項結餘中包括438,029,000港元(二零零二年六月三十日：314,494,000港元)之貿易應收賬項。於結算日，貿易應收賬項之賬齡分析如下：

	於二零零二年十二月三十一日 千港元 (未經審核)	於二零零二年六月三十日 千港元 (經審核)
0-60日	**378,486**	258,668
61-90日	**36,503**	31,308
91-180日	**6,915**	11,414
> 180日	**16,125**	13,104
	438,029	314,494

本集團維持明確之貿易客戶信貸政策。根據其信貸商譽、服務及貨品之性質，行內規範及市場情況而給予30至180日之信貸期。

10. 應付貿易及其他賬款

於二零零二年十二月三十一日，貿易及其他應付賬項結餘中包括22,222,000港元(二零零二年六月三十日：21,237,000港元)之貿易應付賬項。於結算日，貿易應付賬項之賬齡分析如下：

	於二零零二年十二月三十一日 *千港元* (未經審核)	於二零零二年六月三十日 *千港元* (經審核)
0-60日	**13,567**	13,934
61-90日	**3,313**	2,576
91-180日	**3,839**	3,754
> 180日	**1,503**	973
	22,222	21,237

11. 保養撥備

	千港元
於二零零二年七月一日	1,959
貨幣調整	111
額外撥備	1,006
動用儲備	(761)
於二零零二年十二月三十一日	**2,315**

保養撥備指管理層根據本集團過往經驗及業內次貨的平均值，就本集團在製成品之12個月保養期內所承擔之責任所作之最佳估計。

12. 股本

	股份數目	款項 *千港元*
每股面值0.10港元之法定股本：		
於二零零二年七月一日之結餘	12,000,000,000	1,200,000
股本增加	18,000,000,000	1,800,000
於二零零二年十二月三十一日之結餘	**30,000,000,000**	**3,000,000**
每股面值0.10港元之已發行及繳足股本：		
於二零零二年七月一日之結餘	569,784,884	56,978
因轉換可換股債券而發行股份	3,806,314	381
因收購證券投資之代價而發行股份	57,000,000	5,700
因行使認股權證而發行股份	2,400	–
於二零零二年十二月三十一日之結餘	**630,593,598**	**63,059**

期內，本公司之已發行及繳足股本曾出現下列變動：

(a) 於二零零二年八月二十二日，合共500,000美元之已發行可換股債券以每股1.0245港元之價格轉換為3,806,314股每股面值0.10港元之本公司股份；

(b) 於二零零二年十二月十八日，本公司發行57,000,000股股份予E-Giga Technology Limited，作為收購4G1 Inc. 15%權益之代價；及

(c) 因本公司之認股權證(於二零零三年一月六日到期)所附認購股獲行使而以每股2.95港元之價格發行2,400股股份。

所有據此而發行之股份在各方面均享有同等權益。

認股權證

於二零零二年十二月十一日，本公司宣佈向二零零二年十二月三十日名列股東名冊之股東發行新紅利認股權證。本公司於二零零三年一月七日合共發行121,168,814份附有140,737,577港元認購權之認股權證。各份認股權證賦予其持有人權利，可於發行日期起至二零零四年一月十二日前按初步認購價每股1.1615港元(可予調整)認購本公司每股面值0.10港元之股份。

13. 儲備

	股份溢價 千港元	股息儲備 千港元	資本 贖回儲備 千港元	一般儲備 千港元	資本儲備 千港元	商譽儲備 千港元	合併儲備 千港元	換算儲備 千港元	累計溢利 千港元	總額 千港元
於二零零二年七月一日										
－如原定列出	320,577	14,245	50	1,366,003	105,495	(396,184)	8,358	4,021	1,503,492	2,926,057
－就定額福利計劃作出前期調整 *(附註2)*	–	–	–	–	–	–	–	(862)	(27,815)	(28,677)
－重列	320,577	14,245	50	1,366,003	105,495	(396,184)	8,358	3,159	1,475,677	2,897,380
因下列原因而發行股份所產生之溢價										
－可換股債券轉換	3,519	–	–	–	–	–	–	–	–	3,519
－收購證券投資代價	62,700	–	–	–	–	–	–	–	–	62,700
－行使認股權證	7	–	–	–	–	–	–	–	–	7
因海外業務之幣值換算所產生之匯兑差額	–	–	–	–	–	–	–	(1,737)	–	(1,737)
期內純利	–	–	–	–	–	–	–	–	106,653	106,653
期內股息	–	10,089	–	–	–	–	–	–	(10,089)	–
於二零零二年十二月三十一日	**386,803**	**24,334**	**50**	**1,366,003**	**105,495**	**(396,184)**	**8,358**	**1,422**	**1,572,241**	**3,068,522**

14. 資本承擔

	於二零零二年 十二月三十一日 千港元 (未經審核)	於二零零二年 六月三十日 千港元 (經審核)
物業、廠房及設備之資本開支：		
已訂合約但未在財政報告中撥備	**42,975**	44,140
已授權但未訂合約	**112,700**	113,822
	155,675	157,962

15. 經營租賃承擔

本集團作為承租人

於結算日，本集團多項有關租用物業與機器及設備之不可註銷經營租賃日後應付之租賃最低付款額之到期情況如下：

	於二零零二年十二月三十一日 土地及樓宇 千港元 (未經審核)	於二零零二年十二月三十一日 機器及設備 千港元 (未經審核)	於二零零二年六月三十日 土地及樓宇 千港元 (經審核)	於二零零二年六月三十日 機器及設備 千港元 (經審核)
經營租賃屆滿：				
一年內	**1,840**	**2,787**	2,735	2,980
兩至五年內(首尾兩年包括在內)	**2,430**	**1,252**	3,104	5,796
	4,270	**4,039**	5,839	8,776

經協商後之租賃年期由一至四年不等，而租金乃按一至四年之年期釐訂。

本集團作為出租人

本集團已就廠房、機器及電訊網絡與租戶訂立合約，其到期情況如下：

	於二零零二年十二月三十一日 千港元 (未經審核)	於二零零二年六月三十日 千港元 (經審核)
經營租賃屆滿：		
一年內	**6,950**	5,439
兩至五年內(首尾兩年包括在內)	**12,646**	11,583
五年後	**1,267**	–
	20,863	17,022

中期股息及以股代息計劃

董事局決議向於二零零三年四月十六日名列本公司股東名冊之股東派發截至二零零二年十二月三十一日止六個月之中期股息每股1.6港仙(二零零一年：每股0.0625港仙，此乃未計入就二零零二年五月之25股合併為1股之股本整合所作之調整)；此等中期股息將按「以股代息計劃」，以發行繳足新股方式派付，合資格之股東亦可選擇以現金方式收取全部或部分中期股息(「以股代息計劃」)。

截至二零零二年十二月三十一日止期內之中期股息總額為10,089,000港元(二零零一年：8,885,000港元)，較去年上升14%。

以股代息計劃須獲香港聯合交易所有限公司(「聯交所」)上市委員會批准按該計劃而發行的股份上市並准予買賣後，方可作實。載有以股代息計劃詳情及配發標準之通函，以及有關之選擇表格，將在實際可行情況下盡快寄予本公司股東。

按照以股代息計劃發行之股票及股息權證預期將於二零零三年六月十六日或之前送達合資格人士。

管理層討論及分析

在回顧期內，全球經濟及投資氣候續具挑戰性。中東地區戰事展開，以及恐佈襲擊危機，均進一步打擊持續疲弱之環球經濟狀況。縱使外圍因素不利，集團之核心業務仍能保持穩定發展。

財務業績

截至二零零二年十二月三十一日止六個月，集團錄得綜合營業額9億3千7百萬港元及純利1億零7百萬港元，較去年同期分別上升20%及5%(二零零一年：7億8千2百萬港元及1億零1百萬港元)。期內之每股基本盈利為18.5港仙(二零零一年：21.0港仙)。

在回顧期內，由於集團持續投資於產品開發，集團之毛利上升29%至4億6千8百萬港元。一般及行政支出下降21%，乃基於實施了能夠有效控制成本之措施。另外，集團一些新投資之系統及網絡開始帶來收入，故攤銷及折舊支出相應開始生效，令有關之支出較去年中期之相應數字上升86%。期內之分銷成本上升35%至2千6百萬港元，以配合營業額之增長。集團未計入利息、税項、折舊及攤銷之盈利(EBITDA)為3億7千8百萬港元，較去年同期上升45%。由於集團享有特別優惠之息率，令財務成本下降至1千4百萬港元(二零零一年： 1千5百萬港元)，有助集團保持盈利能力。

業務回顧

中國市場繼續保持動力，期內錄得營業額7億4千4百萬港元，佔集團總營業額79%，去年同期之比較數字為6億2千5百萬港元及80%。而歐洲市場錄得之營業額則增加25%，達1億3千7百萬港元，佔集團總營業額15%。

集團之焦點繼續放在客戶特設資訊科技解決方案，新業務以開發行業特設軟件系統及技術服務為主。就策略投資而言，集團於二零零二年十一月宣佈投資購入4G1 Inc.之15%股權，該公司之核心業務為開發新一代流動通訊系統。配合新一代的流動通訊發展，集團將可提供更具彈性之無線電通訊產品組合。期望新科技可流暢地引入全球覆蓋性能，以及整合不斷推陳出新之互聯網網絡新標準及規格，從而配合固定網絡及無線電網絡在數據、聲音及影像服務方面之需要。

看通集團有限公司(「看通」)繼續是緊急及救援服務界客戶之首選關鍵性通訊服務供應商。大型機構及公共界別縱使收緊資訊科技開支預算，卻正為看通帶來商機；該等客戶(尤其在歐洲及美洲)目前均喜愛選用具成本效益及性能可靠之窄頻通訊基建，以配合其現有之通訊系統，看通正是此範疇之主要供應商。集團在中國市場之業務繼續穩步發展，乃受惠於中國加入世界貿易組織，因而推動國內對電訊設備及服務之需求。

看通新推出之綜合傳訊系統(Access Integrator Messaging System(AIMS))具備DECT、傳訊、TCP/IP及網絡傳訊效能，並可與各種內置及外置器材綜合使用，初步市場反應良好。同時，看通之歐洲營運部已成立新的管理人員隊伍，並實行小組生產模式，期望提升營運效率，並令產量更能緊貼客戶需求，從而減少存貨，為客戶及集團帶來裨益。

數碼香港已經調整及重新定位以拓闊收入基礎。鑑於市況疲弱以及消費者凍結資訊科技開支預算，數碼香港經已成功控制成本，當中包括按照業務需要及預期發展而加強與外界合作。數碼香港正繼續拓展數碼及電子商貿業務，而主要收入則繼續來自技術顧問服務之收費。

展望

隨著最近中東局勢之困擾，未來將出現更多不明朗因素。然而，憑著集團過去多年不斷成功駕馭各種全球及區域性危機之經驗，管理層相信集團將可抵禦眼前之風雨。

與此同時，集團仍將繼續為未來作出投資，積極研發新產品及加強分銷網絡。目前，集團正就數項策略投資進行評估及商討。

鑑於經濟及地區性政治局勢持續不明朗，集團正研究不同方案，期望透過更佳之資訊管理系統及更有效之企業資源分配，進一步改善企業架構及營運效率。撇除未能預見之因素，董事局深信集團可應付未來之挑戰。

流動資金及財務資源

在回顧期內，集團繼續保持淨現金狀態。於二零零二年十二月三十一日，集團之存款、銀行結餘及現金合共6億2千8百萬港元。按集團總貸款額4億8千2百萬港元(二零零二年六月三十日：4億6千5百萬港元)及股東資金31億3千2百萬港元(二零零二年六月三十日：29億5千4百萬港元(經修訂))計算，於本回顧期末之集團貸款權益比率為0.15(二零零二年六月三十日：0.16(經修訂))。

集團總貸款包括銀行借貸4億5千1百萬港元(二零零二年六月三十日：4億3千3百萬港元)、大宗折扣貸款3千萬港元(二零零二年六月三十日：3千萬港元)、以及融資租賃承擔1百萬港元(二零零二年六月三十日：2百萬港元)。銀行借貸主要用作集團營運資金。於截至二零零二年十二月三十一日止六個月內之財務成本為1千4百萬港元(二零零一年：1千5百萬港元)。

於二零零二年十二月三十一日，賬面淨值為9百萬港元(二零零二年六月三十日：9百萬港元)之若干由本集團附屬公司所持有之土地及樓宇已抵押予銀行，以作為本集團獲得銀行融資之擔保。

集團並不進行任何息率或外匯投機活動。集團之一貫政策是透過配對外幣收入及支出直接管理外匯風險；假如預計可能出現外匯風險，集團將運用合適之套戥工具。

除以上所述以外，其他與香港聯合交易所有限公司上市規則(「上市規則」)附錄16第32段有關之資料，均與載於截至二零零二年六月三十日止年度之本公司年報中之所述，沒有重要改變。

董事之證券權益

根據證券(披露權益)條例(「披露權益條例」)第29條由本公司所保存之名冊記錄所示，於二零零二年十二月三十一日，各董事及彼等之聯繫人士於本公司及其聯營公司之證券權益如下：

姓名	證券數目
本公司之證券	
簡文樂	*(附註1)*
看通之證券	
簡文樂	*(附註2)*
數碼香港之證券	
簡文樂	*(附註3)*

附註：

1. 228,421,601股股份及1,043,056,835份認股權證由Lawnside International Limited（「Lawnside」）持有。Lawnside 由Lanchester Limited全資擁有。Lanchester Limited乃一間由一項合資格受益人包括簡文樂及其家族成員以及冠軍及其附屬公司員工之全權信託所實益擁有之公司。目前，信託全權受益人僅為簡文樂及其家族成員。於二零零二年十二月三十一日，Lawnside於本公司全部已發行股本中擁有約36%權益。此等認股權證已於二零零三年一月六日到期。根據上市規則，此等股份及認股權證之權益被列為其他權益。

2. 1,265,940,702股股份由本公司持有及399,084,420股股份由Lawnside持有。根據上市規則，此等權益被列為其他權益。

3. 117,300,000股股份由本公司持有，而2,669,171股股份則由Lawnside持有。根據上市規則，此等權益被列為其他權益。

除上文所披露者及由董事以本公司或其附屬公司之受託人名義持有之若干附屬公司之代理人股份外，於二零零二年十二月三十一日，各董事或彼等任何聯繫人士並無擁有本公司或其任何聯營公司（定義見披露權益條例）之任何證券權益。

購股權計劃及董事購買股份或債券之權利

本公司、本公司持有57%股權之附屬公司看通、及本公司持有78%股權之附屬公司數碼香港，於二零零二年十一月二十九日均分別採納了購股權計劃，主要目的在於吸引及留下人才及其他人士，並透過提供獎勵令他們全力為其各自所負責之業務及營運部份帶來貢獻。根據購股權計劃，上述各間公司均可向合資格人士（包括該有關公司、其附屬公司、及其直接或間接持有股份權益之公司之董事及僱員）授出購股權以認購其股份。購股權可在毋須按行使價繳付首期款項之情況下予以授出；有關之購股權行使價相等於(i)股份面值；(ii)於授出購股權日期（必須為交易日）在聯交所所報之每股收市價；(iii)於緊接授出購股權日期之前五個交易日在聯交所所報之平均每股收市價，三者以較高者為準。購股權可於董事所釐定之行使有效期內任何時間行使，惟不得超過由授出購股權日期起計十年。根據購股權計劃及該有關公司之任何其他購股權計劃而可能授出之購股權所涉及之股份數目，最高不得超過其於二零零二年十一月二十九日之已發行股本10%。任何一位獲授購股權之人士，其獲授之購股權所涉及之股份數目，於任何十二個月期內最高不得超過該有關公司於該十二個月期內之最後一天之已發行股本1%（按照上市規則而獲股東通過者除外）。上述購股權計劃將自二零零二年十一月二十九日起計之十年期內有效。

(i) 本公司

本公司現行之購股權計劃並無授出任何購股權。

於二零零二年十二月三十一日，本公司根據之前的購股權計劃(經已於二零零二年七月二十九日期滿失效)向董事及僱員授出購股權之詳情如下：

董事姓名	行使期	行使價 *港元*	於二零零二年七月一日及二零零二年十二月三十一日尚未行使之購股權數目
簡堅良	二零零零年二月八日至二零零三年二月七日	5.82 #*	80,000
黎日光	二零零零年二月八日至二零零三年二月七日	5.82 #*	80,000
			160,000
僱員	二零零零年二月八日至二零零三年二月七日	5.82 #*	5,040,000
			5,200,000

\# 購股權所涉及之股份數目及相應之行使價，已就本公司按其股東當時每持有1股股份可獲發1股股份之基準，於二零零一年十二月十九日以紅股派發方式發行股份而作出調整。

* 購股權所涉及之股份數目及相應之行使價，已就將本公司25股每股面值0.10港元之股份合併為1股每股面值2.50港元之股份，並於其後二零零二年五月四日將本公司各股已發行及未發行股份之面值由每股2.50港元削減至每股0.10港元而作出調整。

(ii) 看通

於二零零二年十二月三十一日，看通之購股權計劃並無授出任何購股權。

(iii) 數碼香港

於二零零二年十二月三十一日，數碼香港之購股權計劃並無授出任何購股權。

除上文所述之購股權計劃外，本公司或其任何附屬公司在期內任何時間均無參與任何安排，致使本公司董事可透過購入本公司或任何其他法人團體之股份或債券而獲

得利益。各董事或彼等之配偶及年齡未滿18歲之子女概無可認購本公司證券之任何權利，亦無在期內行使任何該等權利。

暫停股份過戶登記

為決定股東是否合資格享有中期股息及「以股代息計劃」，本公司將於二零零三年四月十日至二零零三年四月十六日（包括首尾兩天）暫停辦理股東登記手續，期間將不會處理本公司股份轉讓事宜。股東須於二零零三年四月九日下午四時前將所有過戶文件連同有關股票（倘股東為認股權證持有人，則為所有已正式填妥之認購表格，連同有關認股權證證書及適當之認購款項），送交本公司在香港之股份過戶登記處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

主要股東

於二零零二年十二月三十一日，除上文「董事之證券權益」一節所披露之權益外，根據披露權益條例第16(1)條所保存之主要股東名冊所顯示，本公司並無接獲通知有任何人士持有本公司10%或以上之已發行股本。

購買、出售或贖回本公司之上市證券

於回顧期內，本公司或其任何附屬公司概無購買、出售或贖回任何本公司之上市證券。

審核委員會

本公司之審核委員會已聯同管理層審閱本集團採用之會計準則及慣例，並商討有關審核、內部監控及財務申報事宜，其中包括審閱此未經審核中期報告。

企業管治

本公司一直遵照上市規則附錄14所載之最佳應用守則行事。

承董事會命
主席
簡文樂

香港，二零零三年三月二十一日

冠軍科技集團（www.champion**technology**.com）主力從事通訊軟件，其中之通訊科技成員公司早於一九三零年已經成立，專門研究無線電科技；另一資訊科技公司亦於一九八七年成立，致力於軟件開發。集團運用其無線電信息技術以及資訊軟件經驗，已經成功綜合不同的通訊科技，提供全面系列之無線電方案及服務。

有鑑於數碼經濟體系的發展潛力雄厚，集團近年致力開發多項互聯網根本技術，包括高速及高容量接駁互聯網、互聯網保安及鑑證、數碼內容創作以及電子商貿等。集團之目標是透過其環球業務（尤其在中國），推廣電子服務。

冠軍於香港聯合交易所有限公司擁有第一上市地位，其股份亦在美國以預託證券之方式進行場外交易。

冠軍科技
集團有限公司

2002/2003